THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. NOTHING IN THIS CIRCULAR CONSTITUTES OR FORMS PART OF ANY OFFER FOR SALE OR SOLICITATION OF ANY OFFER TO BUY OR SUBSCRIBE FOR OR OTHERWISE DISPOSE OF ANY SECURITIES OF SIBANYE STILLWATER LIMITED (“SIBANYE-STILLWATER”) IN ANY JURISDICTION, NOR SHALL IT OR ANY PART OF IT FORM THE BASIS OF OR BE RELIED ON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER. THE CIRCULAR IS FOR INFORMATION PURPOSES ONLY • The definitions and interpretations set out on pages 9 to 13 of this Circular apply, mutatis mutandis, throughout this Circular, including this cover page, (unless specifically defined where used or the context indicates a contrary intention). • This Circular is important and should be read in its entirety. If you are in any doubt as to what action you should take in relation to this Circular, please consult your CSDP, broker, banker, accountant, attorney or other professional adviser immediately. • If you have disposed of all your Shares, this Circular, together with the Notice of General Meeting, an Electronic Participation Application Form and Proxy Form, should be handed to the purchaser of such Shares or to the CSDP, broker or other agent through whom such disposal was effected. • Sibanye-Stillwater Shareholders are referred to pages 2 to 6 of this Circular, which sets forth the detailed action required of them in respect of the matters dealt with in this Circular. Sibanye-Stillwater does not accept responsibility and will not be held liable, under any applicable law, regulation or otherwise, for any action of, or omission by, the CSDP, broker or other service provider to, or any agent of any beneficial owner of Sibanye-Stillwater Shares, including, without limitation, any failure on the part of the CSDP or broker or other service provider to, or any agent of any beneficial owner of Sibanye-Stillwater Shares to notify such beneficial owner of the General Meeting or of the matters set forth in this Circular. Sibanye Stillwater Limited (Incorporated in the Republic of South Africa) Trading as Sibanye-Stillwater (Registration No. 2014/243852/06) Share code: ISIN – ZAE000259701) (“Sibanye-Stillwater”, or “the Company”, or “the Group”) CIRCULAR TO SIBANYE-STILLWATER SHAREHOLDERS regarding: • the authorisation to the Board for specific authority for the Directors to allot and issue up to a maximum of 524 000 000 Shares for purposes of the equity settlement of the Convertible Bonds; and incorporating: • a notice convening a General Meeting of Sibanye-Stillwater Shareholders; • an Electronic Participation Application Form; and • a Proxy Form (green) (to be completed by Certificated Sibanye-Stillwater Shareholders and Dematerialised Sibanye-Stillwater Shareholders with “own-name” registration only). Legal Advisors to Sibanye-Stillwater As to South African law As to United States and English law JSE Sponsor to Sibanye-Stillwater Independent Auditor for Sibanye-Stillwater Date of issue: Friday, 26 April 2024 This Circular is available in English only and copies may be requested from the Company Secretary via email, as set forth in the “Corporate Information and Advisors” section of this Circular commencing on page 1, during normal business hours from the date of distribution hereof on Friday, 26 April 2024 until the date of the General Meeting on Tuesday, 28 May 2024. This Circular will also be available on the Sibanye-Stillwater website (www.sibanyestillwater.com) during the same period. Exhibit 99.1 DISCLAIMERS AND FORWARD LOOKING STATEMENTS The definitions and interpretations commencing on page 9 of this Circular apply, mutatis mutandis, to this “Disclaimers and Forward Looking Statements” section (unless specifically defined where used or the context indicates a contrary intention). GENERAL This Circular has been prepared for the purposes of complying with the laws of South Africa and is subject to applicable laws in South Africa, including but not limited to the JSE Listings Requirements, the Companies Act and the regulations in terms of the Companies Act and is published in terms thereof. The information disclosed may not be the same as that which would have been disclosed if this Circular had been prepared in accordance with the laws and regulations of any jurisdiction outside of South Africa. RESTRICTIONS ON DISTRIBUTION OF THIS CIRCULAR The release, publication or distribution of this Circular in jurisdictions other than South Africa may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than South Africa should inform themselves about and observe any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. Sibanye-Stillwater, the Board and the Advisors disclaim any responsibility or liability for the failure to become informed of or to observe or for any violation of such requirements by any person. THIS CIRCULAR IS NOT AN OFFER OF SECURITIES This Circular is not intended to and does not constitute or form part of an offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction in which such solicitation would be unlawful or in which securities may not be offered or sold without registration or an exemption from registration. This Circular does not constitute a prospectus or a prospectus-equivalent document. Shareholders are advised to read this Circular, which contains the full terms and conditions of the Transaction, with care. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or with any securities regulatory authority of any state or other jurisdiction of the United States and, subject to certain exceptions, may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act (“Regulation S”)). DISCLAIMERS Any decision to approve the Transaction, together with the Ordinary Resolution, or other response to the proposals should be made only on the basis of the information in this Circular. The Transaction may be affected by the laws of the relevant jurisdictions of Foreign Shareholders. Foreign Shareholders must satisfy themselves as to the full observance of any applicable laws concerning the receipt of the Shares pursuant to an election to convert their Convertible Bonds, including (without limitation) obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any transfer or other taxes due in such jurisdiction. Foreign Shareholders or their proxies who are in any doubt as to their positions should consult their professional advisors immediately. Sibanye-Stillwater Shareholders or their proxies must rely upon their own representatives, including their own legal advisors and accountants, and not those of Sibanye-Stillwater, as to legal, tax, investment or any other related matters concerning Sibanye-Stillwater. J.P. Morgan Equities South Africa Proprietary Limited is acting exclusively for Sibanye-Stillwater as JSE Sponsor and for no one else in connection with the Transaction, and, as such, will be subject to the JSE Listings Requirements in the performance of its role as JSE Sponsor. CERTAIN FORWARD LOOKING STATEMENTS Sibanye-Stillwater may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These constitute “forward- looking statements” within the meaning of Section 27A of the U.S. Securities Act, Section 21E of the U.S. Securities Exchange Act 1934, as amended, and the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye-Stillwater’s future business prospects, business strategies, the potential benefit of the Transaction and the issue of Convertible Bonds (including with respect to its intended use of proceeds and statements regarding growth, cost savings, benefits from and access to international financing and financial re-ratings), ESG-related statements and targets, and plans and objectives of management for future operations, wherever they may occur in this Circular and the exhibits to this Circular incorporated by reference, are necessarily estimates reflecting the best judgement of our management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this Circular and incorporated by reference. Forward looking statements may be identified by the use of words such as “believe”, “expect”, “intend”, “seek”, “will”, “would”, “plan”, “can”, “could”, “may”, “endeavour”, “target”, “forecast”, “project”, “anticipate”, “potential”, and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission on 26 April 2024 (SEC File no.333-234096). The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider foregoing factors and other uncertainties and events, and you should not place undue reliance on forward- looking statements. New risk factors emerge from time to time and it is not possible for us to predict all such factors. We may not be able to assess the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Given these matters above, you should not place undue reliance on forward-looking statements as a prediction of actual results. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Circular or to reflect the occurrence of unanticipated events. Any forward looking statement included in this Circular has not been reviewed or reported on by Sibanye-Stillwater’s external auditors. 1 CORPORATE INFORMATION AND ADVISORS Sibanye-Stillwater Registered Address Constantia Office Park Bridgeview House, Building 11, Ground floor Cnr 14th Avenue and Hendrik Potgieter Road Weltevreden Park 1709 South Africa (Private Bag X5 Westonaria 1780 South Africa) Telephone: +27 11 278 9600 Website: www.sibanyestillwater.com Date of incorporation: 7 November 2014 Place of incorporation: South Africa Executive Directors Neal Froneman (CEO) Charl Keyter (CFO) Independent Non-executive Chairman Dr. Vincent Maphai Independent Non-executive Directors Timothy Cumming Dr Elaine Doward-King Richard Menell Keith Rayner Nkosemntu Nika Susan van der Merwe Jerry Vilakazi Sindiswa Zilwa Philippe Boisseau Lead Independent Director Harry Kenyon-Slaney JSE Sponsor to Sibanye-Stillwater J.P. Morgan Equities South Africa Proprietary Limited (Registration No. 1995/011815/07) 1 Fricker Road Illovo, Johannesburg, 2196 South Africa (Private Bag X9936, Sandton, 2196, South Africa) Legal Advisors to Sibanye-Stillwater as to United States and English law Linklaters LLP (England and Wales Registration No. OC326345) One Silk Street London EC2Y 8HQ, United Kingdom Transfer Secretaries South Africa Computershare Investor Services Proprietary Limited (Registration No. 2004/003647/07) Rosebank Towers 15 Biermann Avenue Rosebank, Johannesburg, 2196 South Africa (Private Bag X9000, Saxonwold, Johannesburg, Gauteng, 2132, South Africa) Tel: +27 11 370 5000 Fax: +27 11 688 5248 Company Secretary Lerato Matlosa E-mail: Lerato.Matlosa@sibanyestillwater.com (Private Bag X5, Westonaria, 1780, South Africa) Investor Enquiries James Wellsted Executive Vice President: Investor Relations and Corporate Affairs Tel: +27 83 453 4014 E-mail: ir@sibanyestillwater.com Legal Advisors to Sibanye-Stillwater as to South African law Edward Nathan Sonnenbergs Incorporated (ENS) (Registration No. 2006/018200/21) 35 Lower Long Street Cape Town, 8001 South Africa Independent Auditor to Sibanye-Stillwater Ernst & Young Inc 102 Rivonia Road Sandton 2196 South Africa Private Bag X14 Sandton 2146 South Africa Tel: +27 11 772 3000 ADS Depositary The Bank of New York Mellon PO Box 358516 Pittsburgh, PA 15252-5816 USA US toll-free telephone: +1 888 269 2377 Tel: +1 201 680 6825 E-mail: shrrelations@bnymellon.com Tatyana Vesselovskaya Relationship Manager BNY Mellon Depositary Receipts Direct Line: +1 212 815 2867 Mobile: +1 203 609 5159 Fax: +1 212 571 3050 Email: tatyana.vesselovskaya@bnymellon.com 2 ACTION REQUIRED BY SIBANYE-STILLWATER SHAREHOLDERS The definitions and interpretations commencing on page 9 of this Circular apply, mutatis mutandis, to this “Action required by Sibanye-Stillwater Shareholders” section (unless specifically defined where used or the context indicates a contrary intention). Sibanye-Stillwater Shareholders are requested to take note of the following information regarding the actions required by them in connection with this Circular. If you are in any doubt as to what action to take, please consult your broker, CSDP, banker, legal advisor, accountant, or other professional advisor immediately. If you have disposed of all your Shares, please forward this Circular (together with the Notice of General Meeting, an Electronic Participation Application Form and Proxy Form) to the person to whom you disposed of such Shares or to the broker, CSDP, banker or other agent through whom you disposed of such Shares. This Circular contains information relating to the Transaction, and the resolutions required from Shareholders in connection with the foregoing. Consequently, you should carefully read through this Circular in its entirety and decide how you wish to vote on the resolutions (as set forth in the Notice of General Meeting) to be proposed at the General Meeting. GENERAL MEETING A General Meeting of Sibanye-Stillwater Shareholders has been convened in terms of the Notice of General Meeting attached hereto for purposes of considering and, if deemed fit, passing, with or without modification, the Ordinary Resolution set out in the Notice of General Meeting. The General Meeting, as contemplated in section 63(2)(a) of the Companies Act and the provisions of the MOI, will be held entirely by way of electronic communication at 11:00 or 15 minutes after the conclusion of the Annual General Meeting (whichever is later) on Tuesday, 28 May 2024 and not in person as part of the Company’s strategy to become a digital-first organisation. The Shareholders or their proxies will accordingly only be able to attend, access, speak at, vote at, and participate in, the General Meeting electronically via an electronic facility. For more information about the online facility and the means of connecting thereto, please see the “Participation in the General Meeting” section below and instructions contained in the Notice of General Meeting. DEMATERIALISED SIBANYE-STILLWATER SHAREHOLDERS WITHOUT “OWN NAME” REGISTRATION If you have Dematerialised your Shares without “own name” registration, then the following actions are relevant to you in connection with the General Meeting: Voting, attendance and representation at the General Meeting by way of electronic participation only • If you (or the relevant holder of voting rights as contemplated in section 57(1) of the Companies Act) wish to attend, speak and vote at the General Meeting, you (or the relevant holder of voting rights) should instruct your CSDP or broker to issue to you (or the relevant holder of voting rights), the necessary letter of representation to attend or to be represented and vote at the General Meeting (to be submitted to the Transfer Secretaries), in the manner stipulated in the Custody Agreement. These instructions must be provided to the CSDP or broker in accordance with the Custody Agreement between you and your CSDP or broker. • If you (or the relevant holder of voting rights) do not wish to, or are unable to attend and vote at the General Meeting, but wish to have the voting rights attaching to the Sibanye-Stillwater Shares in respect of which you are the beneficial interest holder exercised at the General Meeting, you (or the relevant holder of voting rights) should contact your CSDP or broker and furnish them with your voting instructions in the manner stipulated in and in accordance with the Custody Agreement. • If your CSDP or broker does not obtain voting instructions from you, they will vote in accordance with the instructions contained in the Custody Agreement concluded between you and your CSDP or broker. • You must NOT complete the attached Proxy Form (green).

3 DEMATERIALISED SIBANYE-STILLWATER SHAREHOLDERS WITH “OWN NAME” REGISTRATION AND CERTIFICATED SIBANYE-STILLWATER SHAREHOLDERS If you have not Dematerialised your Shares or have Dematerialised your Shares with “own name” registration, then the following actions are relevant to you in connection with the General Meeting: Voting, attendance and representation at the General Meeting by way of electronic participation only • Subject to section 57(1) of the Companies Act, you or your proxy may attend, participate and vote at the General Meeting by electronic means only, by registering to do so in the manner provided in the “Electronic Participation” section below and in the Notice of General Meeting. • If you (or the person entitled to do so in terms of section 57(1) of the Companies Act, as the case may be) do not wish to or are unable to attend and participate at the General Meeting and wish to be represented thereat, you (or such person) may appoint one or more proxies to represent you at the General Meeting by completing the attached Proxy Form (green) in accordance with the instructions it contains. A proxy need not be a Sibanye-Stillwater Shareholder. It is requested that the Proxy Form (green) be lodged with or posted to the Transfer Secretaries to be received by no later than 11:00 on Friday, 24 May 2024 as follows: – by email: proxy@computershare.co.za; – by hand: Computershare Investor Services Proprietary Limited, 1st Floor, Rosebank Towers, 15 Biermann Avenue, Rosebank, Johannesburg, 2196, South Africa; or – by post: Computershare Investor Services Proprietary Limited, Private Bag X9000, Saxonwold, 2132. • If you do not lodge or post the Proxy Form (green) to reach the Transfer Secretaries by the relevant time, you will nevertheless be entitled to have the Proxy Form (green) lodged at any time before such Shareholder’s rights are exercised at the General Meeting by submission of same to the Transfer Secretaries at proxy@computershare.co.za. • Sibanye-Stillwater Shareholders or their duly authorised proxies who wish to attend and participate at the General Meeting, are referred to the section below titled “Participation in the General Meeting” for details on participation. • The completion and lodging of the Proxy Form (green) will not preclude you from attending the General Meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof, in which case the appointment of any proxy will be suspended to the extent that you choose to act in person in the exercise of your speaking and voting rights at the General Meeting. PARTICIPATION IN THE GENERAL MEETING Access to the General Meeting In compliance with the provisions of the Companies Act and the MOI, Sibanye-Stillwater will offer to Sibanye- Stillwater Shareholders (or a representative or proxy for a Sibanye-Stillwater Shareholder) access through electronic facilities to participate in the General Meeting. This can be accessed online using the latest version of Chrome, Safari, Edge or Firefox on your PC, laptop, tablet or smartphone. The electronic meeting facilities arranged will permit all participants to communicate concurrently, without an intermediary, and to participate reasonably effectively in the meeting. Once the meeting has commenced, participants will be able to vote via the voting link provided. Electronic voting will, therefore, be the only method available for Sibanye-Stillwater Shareholders or proxies for Sibanye-Stillwater Shareholders, to vote at the General Meeting. Registration Sibanye-Stillwater Shareholders or their proxies who wish to participate in and/or vote at the General Meeting will be required to register their personal details and submit an Electronic Notification by taking the following action: • complete the Electronic Participation Application Form attached hereto and email same to the Transfer Secretaries at proxy@computershare.co.za as soon as possible, but ideally by no later than 11:00 on Friday, 24  May  2024, or alternatively register on www.smartagm.co.za as soon as possible, but in any event by no later than 11:00  on Friday, 24  May  2024 (“Electronic Participation Compliance”). The Transfer Secretaries will assist Sibanye-Stillwater Shareholders or their proxies with the requirements for electronic participation in and/or voting at the General Meeting; • visit https://smartagm.co.za; • select the Sibanye-Stillwater Limited logo; • select REGISTER; and • complete the registration process. 4 The Transfer Secretaries will verify the details and will reply via email. Sibanye-Stillwater Shareholders or their proxies are advised to check their spam folder too. Please note that Sibanye-Stillwater Shareholders or their proxies will be required to upload the documents listed in the paragraph below titled “Identification” in order to register and be verified for the General Meeting. Identification As required in terms of section 63(1) of the Act, before any person may attend or participate in the General Meeting, that person must present reasonably satisfactory identification and the chairman of the meeting must be reasonably satisfied that the right of that person to participate and vote, either as a shareholder or as a proxy for a shareholder, has been reasonably verified. In order to comply with the verification procedure set out in section 63(1) of the Act, Sibanye-Stillwater Shareholders or their proxies wishing to participate in and/ or vote at the General Meeting are required to effect Electronic Participation Compliance as detailed in the paragraph titled “Registration” above. This will include providing one of the following forms of identification as applicable: • Sibanye-Stillwater Shareholders or their proxies who are natural persons, a valid identity document, driver’s licence or passport; • Sibanye-Stillwater Shareholders or their proxies who are juristic persons, a copy of a resolution passed by the company/trust which resolution must set out the identity of the natural person who is authorised to represent the Shareholder at the General Meeting and a copy of the valid identity document, driver’s licence or passport of the natural person so authorised; or • Dematerialised Sibanye-Stillwater Shareholders without “own name” registration, a copy of the letter of representation provided by your CSDP or broker in terms of the Custody Agreement entered into between such Shareholders and their CSDP or broker which shall contain the identity number of the beneficial owner of the Sibanye-Stillwater Shares and a valid identity document, driver’s licence or passport. Any Sibanye-Stillwater Shareholder or proxy that does not send an Electronic Notice and effect Electronic Participation Compliance by 11:00 on Friday, 24 May 2024, may still participate at the General Meeting and may email that Electronic Notice and effect Electronic Participation Compliance at any time before such Shareholder’s rights are exercised at the General Meeting. However, for the purpose of effective administration, Sibanye-Stillwater Shareholders and their proxies are strongly urged to send the Electronic Notice and effect Electronic Participation Compliance by 11:00 on Friday, 24 May 2024 as you must be verified and registered before the commencement of the General Meeting in order for you to participate and/or vote electronically at the General Meeting. Navigation When successfully authenticated, the home screen will be displayed. You can view company information, ask questions, view relevant documents and watch the webcast. If there are documents pertaining to the meeting, the DOCUMENTS icon will appear on the navigation bar at the top of the screen. You can view, download and print the pdf documents. Select the DOCUMENTS icon and then select the document. Participation and Voting via the Electronic Platform Sibanye-Stillwater Shareholders registered for the General Meeting as contemplated above will be able to participate and vote in the General Meeting and are required to take the following action: • access the meeting platform by visiting https://web.lumiagm.com; • enter the meeting ID 194517024; • ACCEPT the Terms and Conditions; • the Transfer Secretaries will provide the relevant login credentials via an email sent from smartagmsa@lumiengage.com. Sibanye-Stillwater Shareholders are advised to check their spam folder too. In the “Meeting Access” email, look for the unique login credentials; • select “I am a Shareholder”; • enter the username; and • enter the password. Proxy holders registered for the General Meeting as contemplated above who wish to participate in and/or vote at the General Meeting will be required to access the meeting platform by clicking on the link in the email invitation that you will receive from the Transfer Secretaries. 5 Guests who wish to attend the General Meeting are required to take the following action: • access the meeting platform by visiting https://web.lumiagm.com; • enter the meeting ID 194517024; • ACCEPT the Terms and Conditions; • select “I am a Guest”; and • as a guest, you will be prompted to complete all the relevant fields, including title, first name, last name and email address. Please note, guests will only have access to some features and will not be able to ask questions or vote at the General Meeting. Guests will not be required to register prior to the General Meeting and will be able to join 15 (fifteen) minutes before the start of the General Meeting. The chairman will open voting on the Ordinary Resolution at the start of the General Meeting. Once the voting has opened, voting can be performed at any time during the General Meeting until the chairman closes the voting. In terms of clause 18.23 of the MOI, voting at the General Meeting is by way of a show of hands, unless certain categories of people demand a poll, one of whom is the chairman. As it will not be possible for votes to be taken by a show of hands, the chairman will demand a poll on the Ordinary Resolution at the start of the General Meeting. Once the poll/s has opened, the VOTING icon will appear on the navigation bar at the top of the screen. From here, resolutions or motions will be displayed. To vote, select the VOTING icon and select your voting direction from the options shown on screen. A confirmation message will appear to show your vote has been received. If you wish to change your vote, simply select an alternate choice while the voting is open or select cancel if you wish to cancel your vote. Once opened, voting can be performed at any time during the meeting until the chairman closes the voting. At that point, your last choice will be submitted. Q&A Sibanye-Stillwater Shareholders or their proxies registered for the General Meeting as contemplated above and who wish to ask questions are required to take the following action: • select the MESSAGING icon which appears on the navigation bar at the top of the screen, type your message within the chat box and then press send (the arrow button). In this section, you can ask questions and comment on items discussed at the General Meeting and view your and other participating members’ questions and comments; • should you wish to ask verbal questions, dial the numbers provided in the HOME screen; or • click on the REQUEST TO SPEAK in the BROADCAST screen to access the virtual microphone; • make sure that you allow the web browser permission to use the Device’s Microphone; • it is important to pause the webcast before you make use of the virtual microphone. Proxies The provisions of this “Participation in the General Meeting” section, in particular the procedures and action to be taken by Sibanye-Stillwater Shareholders in order to participate electronically in the General Meeting, apply equally to your representative and/or proxy (if any). Connection and Cost An active internet connection is required to participate in and/or vote at the General Meeting, including submission of questions and viewing the General Meeting proceedings. It is the responsibility of each Sibanye-Stillwater Shareholder or their proxy participating at the General Meeting to ensure that (i) they remain connected for the duration of the General Meeting, (ii) they have the latest internet browser installed; and (iii) their device is up to date with the latest software release. Sibanye-Stillwater Shareholders or their proxies participating at the General Meeting are liable for their own network charges in relation to electronic participation in and/or voting at the General Meeting. Any such charges will not be for the account of Sibanye- Stillwater or the Transfer Secretaries. Neither Sibanye-Stillwater nor the Transfer Secretaries can be held accountable under any applicable law, regulation or otherwise, for any loss, liability, cost, expense, damage, penalty or claim arising in any way from using the electronic participation facilities including, without limitation, any malfunctioning or other failure in the case of loss of network connectivity or other network failure due to insufficient airtime, internet connectivity, 6 internet bandwidth and/or power outages which prevents any such Sibanye-Stillwater Shareholder or their proxy from participating in and/or voting at the General Meeting whether or not as a result of any act or omission on the part of Sibanye-Stillwater, the Transfer Secretaries or anyone else. HOLDERS OF SIBANYE-STILLWATER ADSs Holders of Sibanye-Stillwater ADSs are referred to the “Holders of Sibanye-Stillwater’s ADSs” section of this Circular, for detailed specific instructions on the actions required of them. OTHER The contents of this Circular do not purport to constitute personal legal advice or to comprehensively deal with the legal, regulatory and tax implications of the Transaction or any other matter for each Shareholder. Shareholders are accordingly advised to consult their professional advisers about their personal legal, regulatory and tax positions regarding the Transaction or any other matter. Sibanye-Stillwater does not accept responsibility and will not be held liable for any act of, or omission by, any CSDP or broker, including, without limitation, any failure on the part of the CSDP or broker or any registered holder of Shares to notify the holder of any beneficial interest in those Shares in respect of the Transaction or any other matter set out in this Circular.

TABLE OF CONTENTS

		Page
DISCLAIMERS AND FORWARD LOOKING STATEMENTS		Inside front cover
CORPORATE INFORMATION AND ADVISORS		1
ACTION REQUIRED BY SIBANYE-STILLWATER SHAREHOLDERS		2
IMPORTANT DATES AND TIMES		8
DEFINITIONS AND INTERPRETATIONS		9
1.	**INTRODUCTION**	14
2.	**USE OF PROCEEDS AND RATIONALE FOR THE ISSUE OF THE CONVERTIBLE BONDS**	14
3.	**RATIONALE FOR THE PROPOSED ORDINARY RESOLUTION**	14
4.	**SALIENT FEATURES OF THE CONVERTIBLE BONDS**	16
5.	**OVERVIEW OF THE BUSINESS AND PROSPECTS**	23
6.	***PRO FORMA* FINANCIAL INFORMATION**	23
7.	**INFORMATION ON DIRECTORS**	25
8.	**SHARE CAPITAL**	26
9.	**LITIGATION STATEMENT**	26
10.	**SHARE TRADING HISTORY**	26
11.	**OPINION AND RECOMMENDATIONS**	26
12.	**DIRECTORS' RESPONSIBILITY STATEMENT**	27
13.	**CONSENTS**	27
14.	**NOTICE OF GENERAL MEETING**	27
15.	**ACTION TO BE TAKEN BY SIBANYE-STILLWATER SHAREHOLDERS**	27
16.	**HOLDERS OF SIBANYE-STILLWATER'S ADSs**	27
17.	**FEES**	28
18.	**DOCUMENTS INCORPORATED BY REFERENCE**	28
19.	**DOCUMENTS AVAILABLE FOR INSPECTION**	28
ANNEXURE 1 – *PRO FORMA* FINANCIAL INFORMATION		30
ANNEXURE 2 – INDEPENDENT AUDITOR'S REPORT ON THE COMPILATION OF *PRO FORMA* FINANCIAL INFORMATION		37
ANNEXURE 3 – TRADING DETAILS OF SIBANYE-STILLWATER SHARES		39
ANNEXURE 4 – INFORMATION ON DIRECTORS		40
NOTICE OF GENERAL MEETING		47
Proxy Form *(green)*		51
Electronic participation application form		53

7

IMPORTANT DATES AND TIMES

The definitions and interpretations commencing on page 9 of this Circular apply, *mutatis mutandis,* to this section (unless specifically defined where used or the context indicates a contrary intention).

The record date for purposes of receiving the Notice of General Meeting	Friday, 19 April 2024
SENS announcement confirming the distribution of Circular, incorporating the Notice of General Meeting and its publication on Sibanye-Stillwater website	Friday, 26 April 2024
Last day to trade in order to be eligible to participate and vote at the General Meeting	Tuesday, 14 May 2024
Record Date to determine Sibanye-Stillwater Shareholders eligible to participate in and vote at the General Meeting	Friday, 17 May 2024
Last day and time to lodge Proxy Forms *(green)* with the Transfer Secretaries, by 11:00	Friday, 24 May 2024
General Meeting of Sibanye-Stillwater Shareholders at 11:00 or 15 (fifteen) minutes after the conclusion of the Annual General Meeting (whichever is later)	Tuesday, 28 May 2024
Results of General Meeting released on SENS	Tuesday, 28 May 2024

Notes:

1. All dates and times above and quoted generally in this Circular are South African local times unless otherwise stated.
2. The dates and times may be amended by Sibanye-Stillwater and with the approval of the JSE. Any amendments will be published on SENS.
3. Shareholders are reminded that Sibanye-Stillwater Shares can only be traded in Dematerialised form. It is therefore suggested that Certificated Shareholders on the Register, Dematerialise their Sibanye-Stillwater Shares prior to the Last Day to Trade. No orders to Dematerialise or rematerialise Sibanye-Stillwater Shares will be processed from the Business Day following the Last Day to Trade up to and including the Voting Record Date, but such orders will again be processed from the first Business Day after the Voting Record Date.
4. The Register for Certificated Shareholders will be closed between the Last Day to Trade and the Voting Record Date.
5. If the General Meeting is adjourned or postponed, Proxy Forms *(green)* submitted for the initial General Meeting will remain valid in respect of any adjournment or postponement of the General Meeting.
6. Sibanye-Stillwater Shareholders who have not lodged a completed Proxy Form *(green)* by **11:00 on Friday, 24 May 2024** and who wish to do so may lodge it electronically with the Transfer Secretaries at proxy@computershare.co.za at any time before such Shareholder's rights are exercised at the General Meeting (or any adjournment or postponement thereof).
7. Holders of Sibanye-Stillwater ADSs are referred to the "*Holders of Sibanye-Stillwater ADSs*' section of this Circular, for the important dates and times relevant to them.

8

DEFINITIONS AND INTERPRETATIONS

In this Circular and the documents attached hereto, unless the context indicates otherwise:

- the words in the first column shall have the meanings assigned to them in the second column; the singular includes the plural and *vice versa*; an expression which denotes one gender includes the other gender; a natural person includes a juristic person and *vice versa* and cognate expressions shall bear corresponding meanings; and
- all dates and times referred to are South African times and dates, unless otherwise stated.

"**Act**" or "**Companies Act**"	means the South African Companies Act, 2008, as amended or replaced from time to time;
"**ADR**"	means American depositary receipt, being a certificate evidencing a specific number of ADSs;
"**ADSs**"	means American depositary shares, each of which represents four Sibanye-Stillwater Shares;
"**Advisors**"	means, collectively, those advisors whose details are set out in the "*Corporate Information and Advisors*" section of this Circular

"**AFR**"	means annual financial report;
"**Agency Agreement**"	means a paying, transfer and conversion agency agreement dated 28 November 2023 among The Bank of New York Mellon, London Branch as principal paying, transfer and conversion agent, BNY Mellon Corporate Trustee Services Limited as trustee, The Bank of New York Mellon SA/NV, Dublin Branch as registrar, the Issuer, Sibanye-Stillwater and the Guarantors;
"**Annual General Meeting**"	means the annual general meeting of Sibanye-Stillwater, to be held at **09:00 on Tuesday, 28 May 2024**;
"**BNYM**"	means The Bank of New York Mellon, a New York banking corporation, which acts as depositary for Sibanye-Stillwater's ADR programme;
"**Board**" or "**Directors**"	means the board of directors of Sibanye-Stillwater as constituted from time to time, which at the date of this Circular is as set out in the "*Corporate Information and Advisors*" section of this Circular; and "Director" shall mean any one of the directors of Sibanye-Stillwater, as the context may require;
"**Bondholder**"	means a person who is for the time being a holder of a Convertible Bond;
"**Business Day**"	means a day other than (i) a Saturday or Sunday, or (ii) a gazetted public holiday in South Africa;
"**Calculation Agency Agreement**"	means the calculation agency agreement dated 28 November 2023 among the Issuer, the Calculation Agent, Sibanye-Stillwater and the Guarantors;
"**CEO**"	means chief executive officer;
"**Certificated Share**"	means a Sibanye-Stillwater Share represented by a share certificate or other physical document of title, which has not been surrendered for Dematerialisation in terms of the requirements of Strate and which may no longer be traded on the JSE;
"**Certificated Sibanye-Stillwater Shareholder**"	means a Sibanye-Stillwater Shareholder who holds Certificated Shares;
"**CFO**"	means chief financial officer;
"**Circular**"	means this circular dated Friday, 26 April 2024, including the Notice of General Meeting, Electronic Participation Application Form and the Proxy Form *(green)* attached hereto;

9

"**Company Secretary**"	means the company secretary of Sibanye-Stillwater from time to time, who as at the date of this Circular is as set out in the "*Corporate Information and Advisors*" section of this Circular;
"**Conversion Period**"	shall have the meaning ascribed thereto in the "*Salient Features of the Convertible Bonds*" on page 16 below;
"**Conversion Price**"	the Initial Conversion Price as adjusted from time to time;
"**Convertible Bonds**" or "**Bonds**"	means the US$500 000 000, senior unsecured guaranteed convertible bonds of the Issuer, due 2028, either individually or collectively, as the context requires;
"**Convertible Bond Documents**"	means the Trust Deed, including the Terms and Conditions, the Agency Agreement, the Subscription Agreement, the Calculation Agency Agreement;
"**CSDP**"	means a person authorised by a licensed central securities depository to perform custody and administration services or settlement services or both in terms of the central securities depository rules published in terms of the Financial Markets Act, and includes an external participant, where appropriate, as contemplated in the Financial Markets Act;
"**Custody Agreement**"	means the custody mandate agreement between a Dematerialised Sibanye-Stillwater Shareholder and a CSDP or broker, governing their relationship in respect of Dematerialised Shares held by a Dematerialised Sibanye-Stillwater Shareholder on the Company's uncertificated securities register and administered by a CSDP or broker on behalf of that Dematerialised Sibanye-Stillwater Shareholder;
"**Dematerialised**" and "**Dematerialisation**"	means the process whereby physical share certificates are replaced with electronic records evidencing ownership of shares for the purpose of Strate, as contemplated in the Financial Markets Act;
"**Dematerialised Shares**"	means Sibanye-Stillwater Shares that have been Dematerialised in accordance with the rules of Strate, evidencing ownership of shareholding in electronic format, which Shares may be traded on the JSE;
"**Dematerialised Sibanye-Stillwater Shareholder**"	means a Sibanye-Stillwater Shareholder who holds Dematerialised Shares;
"**Electronic Notice**"	means the Electronic Participation Application Form duly completed and provided by Sibanye-Stillwater Shareholders or their proxies to the Company, at the address set out on page 53 of this Circular, (marked for the attention of the Company Secretary), by no later than **11:00 on Friday, 24 May 2024**, confirming that they wish to participate in the General Meeting;
"**Electronic Participation Application Form**"	means the electronic participation application form, annexed hereto, in terms of which a Sibanye-Stillwater Shareholder or their proxy may participate electronically at the General Meeting;
"**EPS**"	means earnings per share;
"**Financial Markets Act**"	means the South African Financial Markets Act, 2012, as amended or replaced from time to time;
"**Foreign Shareholder**"	means a shareholder which is a (i) company, and does not constitute a 'company' as defined in the Companies Act or, (ii) natural person, where such person is not a South African resident;
"**Fixed Exchange Rate**"	means US$1.00 = R18.388;

10

11 “General Meeting” means the general meeting of the Sibanye-Stillwater Shareholders convened in terms of the attached Notice of General Meeting to be held entirely by way of electronic communication in accordance with the provisions of the MOI as read with section 63(2) of the Companies Act, at 11:00 or 15 minutes after the conclusion of the Annual General Meeting (whichever is later), on Tuesday, 28 May 2024 (or any other adjourned or postponed date and time in accordance with the provisions of section 64(11) of the Companies Act and the MOI, as read with the Listings Requirements), at which a quorum of (i) at least 25% of all the voting rights that are entitled to be exercised in respect of at least one matter must be present or represented by proxy; and (ii) at least 3 Shareholders entitled to vote are present, in order for Sibanye-Stillwater Shareholders or their proxies to vote on the Ordinary Resolution set out in the attached Notice of General Meeting; “Guarantors” means the guarantors of the Convertible Bonds, being the Company and its wholly owned subsidiaries Sibanye Gold Proprietary Limited and Kroondal Operations Proprietary Limited, and the Company’s partially owned subsidiaries Western Platinum Proprietary Limited, Eastern Platinum Proprietary Limited and Sibanye Rustenburg Platinum Mines Proprietary Limited, who have irrevocably and unconditionally, jointly and severally, guaranteed the payment of all amounts payable in respect of the Convertible Bonds, and all other moneys payable under or pursuant to the Trust Deed. The obligations of each Guarantor are direct, unconditional, unsubordinated and unsecured obligations of the relevant Guarantor, as set out in the Terms and Conditions and the Trust Deed and per the “Salient Features of the Convertible Bonds” on page 16 below; “HEPS” means headline earnings per share; “IFRS” means International Financial Reporting Standards; “ Independent Auditor” or “EY” means Ernst and Young Incorporated (Registration No.  2005/002308/21), a personal liability company incorporated in accordance with the laws of South Africa; “Initial Conversion Price” shall have the meaning ascribed thereto in the “Salient Features of the Convertible Bonds” on page 16 below; “Issuer” shall have the meaning as ascribed thereto in the “Salient Features of the Convertible Bonds” section on page 16 below; “JSE” means JSE Limited (Registration No. 2005/022939/06), a public company trading as the “Johannesburg Stock Exchange”, duly registered and incorporated under the laws of South Africa and licensed as a securities exchange under the Financial Markets Act; “ JSE Listings Requirements” means the Listings Requirements published by the JSE, as amended from time to time; “Last Practicable Date” means 15  April  2024, being the last practicable date on which information contained in this Circular can be updated prior to finalisation of this Circular; “MOI” means the memorandum of incorporation of the Company, as in force from time to time; “NAV” means net asset value; “Notice of General Meeting” means the notice convening the General Meeting, which notice forms part of this Circular; “ Dematerialised Sibanye- Stillwater Shareholders with own name registration” means Dematerialised Sibanye-Stillwater Shareholders who have instructed their CSDP to hold their Dematerialised Sibanye-Stillwater Shares in their own name on the sub-register of Dematerialised Sibanye-Stillwater Shareholders; 12 “Ordinary Resolution” or “Shareholder Resolution” means the ordinary resolution set out in the Notice of General Meeting attached to and forming part of this Circular; “PGM” means platinum group metals, six elemental metals of the platinum group nearly always found in association with each other, consisting of platinum, palladium, rhodium, ruthenium, iridium and osmium and the metals and minerals mineralogically associated therewith, including gold, copper, nickel and cobalt, together with any such metals and minerals that may be extracted from the normal mining of PGMs; “Proxy Form” means the proxy form (green), annexed hereto, in terms of which only a Certificated Sibanye-Stillwater Shareholder and a Dematerialised Sibanye- Stillwater Shareholder with “own-name” registration may elect a representative to act as their proxy at the General Meeting; “R”, “Rand” or “ZAR” means South African rand, the lawful currency of South Africa; “Record Date” means the last day for a Shareholder to be recorded in the Register in order to participate and vote at the General Meeting, being Friday, 17 May 2024; “Reference Share Price” shall have the meaning as ascribed thereto in the “Salient Features of the Convertible Bonds” section on page 16 below; “Register” means the register of Sibanye-Stillwater Shareholders maintained by the Transfer Secretaries on behalf of the Company, and includes the sub-register of Sibanye-Stillwater Shareholders maintained by CSDPs; “SEC” means the US Securities and Exchange Commission; “SENS” means the Stock Exchange News Service of the JSE; “ Shares” or “Sibanye- Stillwater Shares” means the ordinary no par value shares in the share capital of Sibanye-Stillwater; “Sibanye-Stillwater” or the “Company” means Sibanye Stillwater Limited (Registration No. 2014/243852/06), a public company duly registered and incorporated under the laws of South Africa trading as “Sibanye-Stillwater”; “ Sibanye-Stillwater Group” or the “Group” means Sibanye-Stillwater and its direct and indirect subsidiaries (as further defined in the JSE Listings Requirements), from time to time; “ Sibanye-Stillwater Shareholder” or “Shareholder” means a registered holder of issued Sibanye-Stillwater Shares, as reflected in the Register; “South Africa” means the Republic of South Africa; “Specific Issue” means the potential issue(s) of Sibanye-Stillwater Shares to Bondholders as may be required from time to time to satisfy the exercise in full of the Bondholders’ conversion rights; “ Sponsor” or “JSE Sponsor” means Sibanye-Stillwater’s sponsor appointed pursuant to the JSE Listings Requirements, being J.P. Morgan Equities South Africa Proprietary Limited (Registration No. 1995/011815/07), a private company duly registered and incorporated under the laws of South Africa; “Stillwater” or “SMC” means Stillwater Mining Company (File No. 2317621), a company incorporated and existing under the laws of the State of Delaware, United States; “Strate” means Strate Proprietary Limited (Registration No. 1998/022242/07), a private company, and a licensed central securities depository registered in terms of the Financial Markets Act; 13 “Subscription Agreement” means the subscription agreement dated 21  November  2023 among the Issuer, Sibanye-Stillwater, the Guarantors, Absa Bank Limited, acting through its Corporate and Investment Banking division, BMO Capital Markets Limited, Goldman Sachs International and Merrill Lynch International; “Subsidiary” means a subsidiary as set out in the JSE Listings Requirements; “Terms and Conditions” means the terms and conditions of the Convertible Bonds set out in Schedule 2, Part 2 of the Trust Deed; “TNAV” means tangible net asset value; “Transaction” means the Specific Issue; “Transfer Secretaries” means Computershare Investor Services Proprietary Limited (Registration No. 2004/003647/07), a private company duly registered and incorporated under the laws of South Africa; “Trust Deed” means the trust deed dated 28 November 2023 among the Issuer, Sibanye- Stillwater, the Guarantors and BNY Mellon Corporate Trustee Services Limited as trustee; “UK” means the United Kingdom of Great Britain and Northern Ireland; “United States” or “US” means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia; “U.S. Securities Act” means the US Securities Act of 1933; “US$” or “$” or “USD” means United States dollars, the lawful currency of the United States; “VAT” means value added tax levied in terms of the South African Value Added Tax Act, 1991; and “VWAP” means Volume Weighted Average Price as defined in the Terms and Conditions. 14 Sibanye Stillwater Limited (Incorporated in the Republic of South Africa) Trading as Sibanye-Stillwater (Registration No. 2014/243852/06) Share code: ISIN – ZAE000259701) (“Sibanye-Stillwater”, or “the Company”, or “the Group”) CIRCULAR TO SIBANYE-STILLWATER SHAREHOLDERS 1. INTRODUCTION On 21 November 2023, the Issuer announced the successful placement of the Convertible Bonds for total gross proceeds of US$500 000 000. Salient details of the Convertible Bonds are provided in paragraph 4 below. In order for the Convertible Bonds to be capable of being convertible into Sibanye-Stillwater Shares in accordance with the Terms and Conditions, the Company requires the necessary Shareholder approval in the form of a specific authority required in terms of paragraphs 5.53 read with 5.51 of the JSE Listings Requirements and, as such, the Company proposes that the Ordinary Resolution be approved by Shareholders at the General Meeting. The purpose of this Circular is, among others, to furnish relevant information to Sibanye-Stillwater Shareholders, in relation to the specific authority to issue a maximum of 524 000 000 Sibanye-Stillwater Shares for the purposes of the Convertible Bonds, to enable them to make an informed decision as to whether or not they should vote in favour of the Ordinary Resolution to be proposed at the General Meeting. The Ordinary Resolution is set out in the Notice of General Meeting and the rationale for the proposed Ordinary Resolution is explained in paragraph 3 below. 2. USE OF PROCEEDS AND RATIONALE FOR THE ISSUE OF THE CONVERTIBLE BONDS The proceeds were applied to fund the recent Reldan acquisition, which was successfully concluded on 15 March 2024, with the balance retained for liquidity. The current balance sheet will support the funding of existing operations and projects through a lower commodity price environment. The acquisition of Reldan at an opportune time in the recycling business cycle complements Sibanye-Stillwater’s US PGM recycling business in Montana, enhances its exposure to the circular economy and is set to unlock significant value for the Group. No Convertible Bonds were issued to non-public Sibanye-Stillwater Shareholders, and no Convertible Bonds are held by non-public Sibanye-Stillwater Shareholders as at the Last Practicable Date. Accordingly, as at the Last Practicable Date, the Sibanye-Stillwater Shares that may be issued pursuant to the specific authority will not be issued to non-public Sibanye-Stillwater Shareholders and/or related parties. 3. RATIONALE FOR THE PROPOSED ORDINARY RESOLUTION The Convertible Bonds are currently classified as cash-settled instruments. If Sibanye-Stillwater Shareholders do not approve the issuance of additional Sibanye-Stillwater Shares upon conversion of the Convertible Bonds, then the Convertible Bonds will remain subject to cash settlement. Cash settlement of the Convertible Bonds could negatively impact the Group’s financial position and constrain the Group’s ability to invest in existing and new projects, fund ongoing business activities, retire or service outstanding debt and pay dividends, all of which could adversely affect its results of operations and financial condition.

15 Furthermore, in terms of the accounting treatment under IFRS 9 Financial Instruments, while the Convertible Bonds remain cash-settled instruments, the Convertible Bonds will be accounted for as a financial liability and an embedded derivative. The embedded derivative is accounted for at fair value at initial recognition and marked-to-market movements are accounted for in the income statement for each reporting period. An increase in the value of the embedded derivative would negatively impact EPS, while a decrease in the value of the embedded derivative would positively impact EPS. This accounting treatment introduces volatility in earnings which does not represent the underlying operational performance of the Group. Subject to the passing of the Ordinary Resolution (noting that at the Record Date, Sibanye-Stillwater Shareholders who are Bondholders shall not be permitted to participate and vote at the General Meeting for purposes of approving the Ordinary Resolution) and pursuant to the Terms and Conditions, the Convertible Bonds will each be convertible at the option of each Bondholder on any day during the Conversion Period into Sibanye-Stillwater Shares. Should this be the case, the Convertible Bonds will be accounted for as a compound financial instrument under IAS 32 Financial Instruments: Presentation. Accordingly, the Convertible Bonds will be separated into a host debt instrument, which will be carried at amortised cost and a share conversion component which will be accounted for as an equity component. The share conversion component will not create subsequent fair value movements. Accordingly, the Convertible Bonds will be carried at amortised cost, while the associated equity instrument (equity component) is recognised under equity without any further subsequent fair value changes recognised. Consequently, if Shareholders approve the issue of new Shares, there will not be any volatility in earnings relating to the Convertible Bonds, once the Specific Authority has been obtained. Subject to the passing of the Ordinary Resolution (noting that at the Record Date, Sibanye-Stillwater Shareholders who are Bondholders shall not be permitted to participate and vote at the General Meeting for purposes of approving the Ordinary Resolution) and pursuant to the Terms and Conditions, the Convertible Bonds will each be convertible at the option of each Bondholder into Sibanye-Stillwater Shares at an Initial Conversion Price of USD 1.3367 per Sibanye-Stillwater Share, representing a 32.5% premium to the Reference Share Price of USD 1.0088 as set out in the “Salient Features of the Convertible Bonds” section below. Based on the Initial Conversion Price, the number of Sibanye-Stillwater Shares to be issued upon conversion of the Convertible Bonds will be 374 055 500 Sibanye-Stillwater Shares, representing 13.21% of the number of existing Sibanye-Stillwater Shares in issue as at the Last Practicable Date. The Terms and Conditions provide that the Conversion Price will be adjusted upon the occurrence of certain dilutive events, as described in the Terms and Conditions, including, among other things, share repurchases and dividends paid by the Company. If such adjustments result in a reduction of the Conversion Price, the number of Sibanye-Stillwater Shares to be issued in the event of a conversion of the Convertible Bonds will be increased. In the event that an adjustment of the Conversion Price occurs in accordance with the Terms and Conditions, the Company will publish a SENS announcement with such updated Conversion Price. Sibanye-Stillwater Shareholders are accordingly requested to approve the Ordinary Resolution for the Directors to allot and issue a maximum of 524 000 000 Sibanye-Stillwater Shares, representing 18.51% of the number of existing Sibanye-Stillwater Shares in issue as at the Last Practicable Date, issuable upon conversion of the Convertible Bonds. If, after the passing of the Ordinary Resolution, a Bondholder exercises their right to convert the Convertible Bonds to Sibanye-Stillwater Shares, the Issuer shall delegate its obligation to redeem the Convertible Bonds to the Company upon which the Company shall allot and issue, or transfer and deliver, (or procure the transfer or delivery of) the Sibanye-Stillwater Shares and register the relevant Bondholder (or its nominee) in the Register as soon as possible and in any event within 15 (fifteen) Business Days after the relevant Conversion Date (as defined in the Terms and Conditions). 16 4. SALIENT FEATURES OF THE CONVERTIBLE BONDS The salient features of the Convertible Bonds are as follows: Issuer: Stillwater Mining Company Inc, incorporated in the State of Delaware, an indirect wholly-owned subsidiary of the Company. Intended Issuer Substitution: The Issuer and the Company intend to substitute RecycleOne Metals US Holdings Inc., an indirect subsidiary of the Company incorporated in the State of Delaware, in place of the Issuer as primary obligor under the Bonds (as defined below) following the Closing Date. Such substitution shall be effected subject to, and upon completion of, the intended accession of RecycleOne Metals US Holdings Inc. as guarantor under the Existing Senior Unsecured Notes referred to below and under the principal credit facilities of the Group. Upon such substitution the Issuer shall jointly and severally guarantee (with the Guarantors listed below) the payment obligations of RecycleOne Metals US Holdings Inc. under the Bonds Guarantors: The Company and its wholly owned subsidiaries Sibanye Gold Proprietary Limited and Kroondal Operations Proprietary Limited, and the Company’s partially owned subsidiaries Sibanye Rustenburg Platinum Mines Proprietary Limited, Western Platinum Proprietary Limited and Eastern Platinum Proprietary Limited, each incorporated in South Africa Securities Offered: USD denominated guaranteed senior unsecured bonds due 2028 (the “Bonds”), convertible into new and/or existing ordinary no par value shares of the Company (the “Shares”) Issue Size: USD 500 000 000 Denomination: USD 200 000 per Bond (the “Principal Amount”) Status of Bonds: The Bonds will constitute direct, unconditional, unsubordinated and, subject to the Negative Pledge, unsecured obligations of the Issuer and will rank pari passu and rateably, without any preference among themselves, and equally with all other existing and future unsecured and unsubordinated indebtedness of the Issuer, save for such obligations that may be preferred by provisions of law that are mandatory and of general application Status of the Guarantees: The payment of all amounts under the Bonds will be fully and unconditionally guaranteed, jointly and severally, by the Guarantors. The obligations of each Guarantor under the Guarantees will constitute direct, unconditional, unsubordinated and, subject to the Negative Pledge, unsecured obligations of the relevant Guarantor and will rank at all times equally with all other existing and future unsecured and unsubordinated indebtedness of the relevant Guarantor, save for such obligations as may be preferred by the provisions of law that are mandatory and of general application. The Bonds and the Guarantees will be effectively subordinated to the Issuer’s and the Guarantors’ respective existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally subordinated to all obligations of the existing and future subsidiaries of the Company that are not Guarantors Underlying Shares: The Shares are no par value shares and are listed on the Main Board of the JSE Stock Symbols: ISIN: ZAE000259701 Bloomberg: SSW SJ <Equity>; Reuters: SSW J.J Form: Registered, represented upon issue by a global registered bond Rating of the Company: As at the Last Practicable Date, Ba2 (Positive) by Moody’s/BB (Negative) by Standard and Poor’s/BB (Negative) by Fitch Rating of the Bonds: The Bonds are not expected to be rated 17 Launch Date: 21 November 2023 Pricing Date: 21 November 2023 Settlement Date: 28 November 2023 Maturity Date: 28 November 2028 (5 years) Issue Price: 100% of the Principal Amount Redemption Price: 100% of the Principal Amount Coupon: 4.25% per annum payable semi-annually in arrear in equal instalments on 28 May and 28 November of each year, commencing on 28 May 2024 Conversion Premium: 32.5% above the Reference Share Price Reference Share Price: USD 1.0088 per Share, being the Volume Weighted Average Price (the “VWAP”) of a Share on the JSE between opening of trading and close of trading on 21 November 2023, converted at the Fixed Exchange Rate into ZAR 18.5500 per Share Fixed Exchange Rate: USD 1.00 = ZAR 18.3880, determined at the close of trading on the JSE on 21 November 2023 Initial Conversion Price: USD 1.3367, converted at the Fixed Exchange Rate into ZAR 24.5792 per Share Initial Conversion Ratio: 149 622.20 Shares per Bond Conversion Period: At any time from 41 calendar days after the Settlement Date until (and including) the earlier of (i) the 10th calendar day preceding the Maturity Date or (ii) if the Bonds have been called for redemption prior to the Maturity Date, the 10th calendar day preceding the relevant date set for redemption Conversion Rights: Unless previously redeemed, or purchased and cancelled, Conversion Rights may be exercised at the option of each Bondholder on any day during the Conversion Period On the exercise of Conversion Rights by a Bondholder during the Conversion Period: (i) if the relevant Conversion Date (as defined in the Terms and Conditions) falls prior to the Share Conversion Start Date (as defined below), the Issuer shall pay (or procure the payment of) the relevant Cash Settlement Amount (as defined below) in U.S. dollars to the relevant Bondholder; or (ii) if the relevant Conversion Date falls on or after the Share Conversion Start Date, the Company shall issue or transfer and deliver (or procure the transfer and delivery) to the relevant Bondholder such number of Shares as is equal to the Number of Reference Shares together with any Additional Ordinary Shares (as defined in the Terms and Conditions) in respect of such exercise “Number of Reference Shares” means, in respect of any exercise of Conversion Rights by a Bondholder, the number of Shares (rounded down, if necessary, to the nearest whole number) determined by the Calculation Agent by dividing the principal amount of Bonds which are the subject of such exercise of Conversion Rights by such Bondholder by the Conversion Price in effect on the relevant Conversion Date in accordance with the Terms and Conditions 18 Shareholder Resolutions: The Company will use all reasonable endeavours to convene a meeting of its shareholders not later than the date falling 9 (nine) months after the Settlement Date (the “Long Stop Date”) for the purpose of, inter alia, considering, and if thought fit, passing such resolutions as are required to enable the issuance of, or transfer and delivery of, such number of Shares as may be required to be issued or, as the case may be, transferred and delivered from time to time to satisfy the exercise in full of all Conversion Rights (the “Shareholder Resolutions”) Share Settlement Condition: “Share Settlement Condition” means the passing of the Shareholder Resolutions at a meeting of the shareholders convened by the Company. If the Share Settlement Condition is satisfied, whether on or before or after the Long Stop Date, the Issuer or the Company will, as soon as reasonably practicable and in any event not later than 5 Johannesburg business days thereafter, give a notice to Bondholders confirming the satisfaction of the Share Settlement Condition and specifying a date (the “Share Conversion Start Date”) from which Conversion Rights will be settled in Shares, such Share Conversion Start Date being not earlier than 10 and not later than 20 Johannesburg business days after the date of such notice Cash Settlement Amount: “Cash Settlement Amount” means an amount in U.S. dollars (rounded to the nearest cent, with half a cent being rounded upwards) calculated by the Calculation Agent in accordance with the following formula and payable by the Issuer (or which the Issuer shall procure payment of) to a Bondholder in respect of the relevant Number of Reference Shares: where: CSA = the Cash Settlement Amount; RS = the Number of Reference Shares; Pn = the VWAP of a Share on the nth Dealing Day of the Cash Settlement Calculation Period, translated into U.S. dollars at the prevailing U.S. dollar: South African Rand exchange rate on such Dealing Day; and N = 20, being the number of Dealing Days in the Cash Settlement Calculation Period, “Cash Settlement Calculation Period” means a period of 20 consecutive Dealing Days commencing on the Cash Settlement Calculation Commencement Date (which will be the third Dealing Day following the relevant Conversion Date)

19 Fair Market Call: At any time from (but excluding) the date of the first general meeting of the Company’s shareholders following the Settlement Date, for so long as the Share Settlement Condition has not been satisfied, on giving notice (a “Fair Value Redemption Notice”) to the Bondholders by not later than the date falling 10 Johannesburg business days after the Long Stop Date, the Issuer may elect to redeem, all but not some only of the Bonds on the date falling 15 Payment Business Days (as defined in the Terms and Conditions) after the end of the Fair Bond Value Calculation Period (the “Fair Value Redemption Date”) at the greater of (i) 102 per cent. of the Principal Amount of the Bonds, and (ii) 102 per cent. of the Fair Bond Value of the Bonds, in each case together with accrued (but unpaid) interest up to (but excluding) the Fair Value Redemption Date, whereupon the Bonds will be redeemed on the Fair Value Redemption Date. “Fair Bond Value” means, in respect of each Bond, as determined by an Independent Adviser, the arithmetic average (rounded to the nearest whole multiple of USD 0.01, with USD 0.005 being rounded upwards) of the fair market values (as determined by such Independent Adviser to be appropriate on the basis of a commonly accepted market valuation method and taking account of such factors as it considers appropriate, including (without limitation) the market price per Share, the dividend yield of a Share, the volatility of such market price, prevailing interest rates, the credit spread on other relevant bonds of the Issuer or any of the Guarantors or which are guaranteed by the Issuer (if any) or any of the Guarantors and the terms of the Bonds, and assuming for this purpose that the Shareholder Resolutions had been passed prior to the start of the Fair Bond Value Calculation Period) of such Bond at the close of business on each Dealing Day during the Fair Bond Value Calculation Period. “Fair Bond Value Calculation Period” means the period of 10 consecutive Dealing Days commencing on the second Dealing Day following the date of the Fair Value Redemption Notice. “Independent Adviser” means an independent financial institution or adviser with appropriate expertise, which may be the Calculation Agent, appointed by the Issuer or the Company, as the case may be, at its own expense. Early Redemption at the Option of the Issuer: The Issuer may redeem all but not some only of the Bonds in whole but not in part on or after 19 December 2026, at the Principal Amount together with accrued (but unpaid) interest, if the Parity Value on each of at least 20 out of 30 consecutive Dealing Days ending not earlier than the fifth Dealing Day prior to the date on which the Optional Redemption Notice (as defined in the Terms and Conditions) is given to the Bondholders, equals or exceeds USD 260 000. “Parity Value” means on any Dealing Day, the product of (i) the USD VWAP (as defined in the Terms and Conditions) and (ii) the number of Shares determined by the Calculation Agent by dividing USD 200  000 by the Conversion Price in effect on such Dealing Day, as further described in the Terms and Conditions. Clean-up Call: The Issuer may redeem all but not some only of the Bonds in whole but not in part at the Principal Amount plus accrued (but unpaid) interest if at any time 15% or less of the Bonds originally issued remain outstanding. 20 Gross-up/Tax Call: Yes/Yes. Payments in respect of the Bonds will be made free and clear of any present or future taxes or duties imposed by or in the Republic of South Africa or the United States of America or, if such taxes are required to be withheld, will be increased to the extent necessary in order that the net amount received by the relevant Bondholder, after such withholding, equals the amount of the payment that would have been received in the absence of such withholding, subject to certain exceptions set out in the Terms and Conditions (including no additional amounts payable in respect of any amounts withheld or deducted pursuant to FATCA (as defined in the Terms and Conditions)). Issuer tax call at the Principal Amount together with accrued (but unpaid) interest (subject to Bondholders’ right not to be so redeemed and to receive, thereafter, net of withholding payments on the Bonds). The following is a summary of the U.S. federal income tax consequences of the acquisition, ownership and exchange or other disposition of the Bonds by Non-U.S. Holders. A “Non-U.S. Holder” is a beneficial owner of a Bond that is for U.S. federal income tax purposes: (i) a non-resident alien individual, (ii) a non-U.S. corporation, or (iii) a non-U.S. estate or trust. Furthermore, the term Non-U.S. Holder does not include an individual who is present in the United States for 183 days or more in the taxable year of an exchange or other disposition, a former citizen or former resident of the United States, or any person whose income with respect to a Bond is effectively connected with the conduct of a trade or business in the United States (and, if an applicable tax treaty so requires, attributable to a permanent establishment in the United States). Payments of interest on the Bonds will be treated as U.S. source income and will generally be subject to U.S. federal withholding tax at a rate of 30 per cent. unless the Non-U.S. Holder, as well as any intermediary through which the Non-U.S. Holder holds its interest in the Bonds, complies with applicable certification requirements to claim an exemption from such withholding, including furnishing an appropriate, properly completed, Internal Revenue Service (“IRS”) Form W-8 and certain other conditions described in the Terms and Conditions are satisfied. For U.S. federal income tax purposes, the substitution of RecycleOne Metals US Holdings Inc. in place of the Issuer as the primary obligor under the Bonds is expected to constitute a “significant modification” of the Bonds such that Non-U.S. Holders will be treated as exchanging their Bonds for “new” Bonds issued by RecycleOne Metals US Holdings Inc. in a taxable exchange. Due to the fact that the return on the Bonds is contingent, in part, on the performance of the Shares, the Bonds are expected to be treated as “contingent payment debt instruments” for U.S. federal income tax purposes. As such, any gain realised by a Non-U.S. Holder from a sale, exchange, redemption or other disposition of a Bond (including a deemed exchange resulting from a substitution of the Issuer, as discussed above, or a conversion of the Bonds into Shares) will be treated as U.S. source interest income (and not capital gain) that will generally be subject to U.S. federal withholding tax in the same manner as payments of interest on the Bonds, unless an exemption applies and the Non-U.S. Holder provides the proper certifications (as described immediately above). Certain provisions of the U.S. Internal Revenue Code of 1986, commonly known as FATCA, and the regulations promulgated thereunder, generally will impose a 30 per cent. withholding tax on payments of interest on the Bonds to certain foreign entities (including financial intermediaries) unless certain procedural requirements are satisfied and certain information is provided to the IRS. In the event that any withholding would be required pursuant to FATCA or an IGA with respect to payments on the Bonds, neither the Issuer nor the Company will pay additional amounts as a result of such withholding. 21 Change of Control: As more fully described in the Terms and Conditions, a “Change of Control” shall occur if any person and/or persons acting together shall (other than pursuant to an Exempt Newco Scheme (as defined in the Terms and Conditions)) (i) own(s), acquire(s) or control(s) (or has or have the right to own, acquire or control) the right to cast more than 50 per cent of the votes which may ordinarily be cast on a poll at a general meeting of the Company; or (ii) own(s), acquire(s) or control(s) (or has or have the right to own, acquire or control) more than 50 per cent. of the issued Shares; or (iii) obtain(s) the power to appoint and/or remove all or a majority of the members of the board of directors of the Company. Change of Control Protection: Downward adjustment to the Conversion Price for a period of 60 calendar days following the occurrence of the Change of Control, calculated by reference to a formula resulting in straight line amortisation of the Conversion Premium by reference to the remaining life of the Bonds. Bondholder Put: The Bonds may be redeemed at the option of Bondholders during the Change of Control Period (as described in the Terms and Conditions) or, as the case may be, the De-Listing Event Period (as described in the Terms and Conditions) or, as the case may be, the Issuer Ownership Event Period (as described in the Terms and Conditions) at their Principal Amount plus accrued (but unpaid) interest on the occurrence of a Change of Control, a De-listing Event or an Issuer Ownership Event, respectively. A “De-Listing Event” shall occur if: (A) (other than pursuant to an Exempt Newco Scheme) the Shares at any time cease to be admitted to listing and trading on the JSE or the JSE announces that the Shares will cease to be admitted to listing and trading on the JSE, unless the Shares are immediately upon such cessation admitted to (or, in the case of such an announcement, are immediately upon such announcement to be admitted to) listing and/ or trading on another internationally recognised, regularly operating and regulated stock exchange; or (B) trading of the Shares on the JSE (or, if the Shares at any time cease to be admitted to listing and trading on the JSE and the Shares at the relevant time are admitted to listing and/or trading on another internationally recognised, regularly operating and regulated stock exchange, trading of the Shares on such exchange) is suspended for a period of ten consecutive Exchange Dealing Days (as defined in the Terms and Conditions), provided that trading of the Shares shall not be considered to be suspended on any Exchange Dealing Day on which a general suspension of trading on the relevant stock exchange has occurred or where such suspension is in connection with a scheme of arrangement or merger, amalgamation or consolidation relating to the Company (and, in any such case, a De-Listing Event pursuant to this limb (B) shall be deemed to occur on the last day of the first such period to occur) An “Issuer Ownership Event” shall occur if the Issuer is no longer, directly or indirectly, wholly-owned or controlled by the Company Anti-dilution Protection: Standard anti-dilution provisions relating to the Company dealing with, inter  alia, share consolidations, share splits, capital distributions, rights issues and bonus issues, share repurchases, spinoffs, etc. Dividend Protection: Full dividend protection by way of a downward adjustment to the Conversion Price 22 Negative Pledge: Yes, in respect to the Issuer, the Guarantors and the Company’s Material Subsidiaries in relation to Capital Markets Indebtedness only, as described in the Terms and Conditions Events of Default: Yes, substantially in line with the Existing Senior Unsecured Notes, with respect to the Issuer, the Guarantors and the Company’s Material Subsidiaries, as set out in the Terms and Conditions, including a cross-default threshold of USD 50 000 000 (or equivalent in any other currency) “Existing Senior Unsecured Notes” means the USD 675 000  000 4.0% senior notes due 2026 and the USD 525 000 000 4.5% senior notes due 2029, each issued by the Issuer and guaranteed by the Company Lock-up: From pricing and for a period of 90 calendar days from the Settlement Date for each of the Issuer, the Guarantors and the Company’s other subsidiaries, subject to certain customary exceptions and waiver by the Joint Bookrunners Governing Law: English law Listing: The Bonds were listed and admitted to trading on the Open Market (Freiverkehr) of the Frankfurt Stock Exchange on 11 December 2023 under bond code (WKN: A3LRPL) Use of Proceeds: The proceeds are expected to be applied to the advancement of the group’s growth strategy including funding the Reldan acquisition (which was successfully concluded on 15  March  2024), whilst preserving the current balance sheet for funding existing operations and projects through a lower commodity price environment Selling Restrictions: Institutional private placement, Regulation S only, Category 2, no Rule 144A or other U.S. offering, TEFRA rules do not apply The Bonds have not been and will not be registered under the U.S. Securities Act. No offer or sales in or into the U.S. or to, or for the account or benefit of, U.S. persons, or to investors in Australia or Japan or in any other jurisdiction in which an offering would be unlawful pursuant to applicable securities law No offers for subscription of the Bonds to any member of the general public (as contemplated in the Banks Act) in South Africa Bonds can be sold and transferred in the secondary market within South Africa provided that there is no “offer to the public” made in South Africa (as such term is defined in the South African Companies Act, 2008 (“SA Companies Act”). Transfers and sales of the bonds in the secondary market shall at all times be subject to the SA Companies Act and other applicable laws and regulations of South Africa in force from time to time (including applicable exchange control regulations) An offer and sales in Canada only to investors who are both “accredited investors” and “permitted clients” (within the meaning of applicable Canadian securities laws) in Ontario, Québec, British Columbia, Manitoba or Alberta Each investor confirms its express wish that all documents evidencing or relating to the sale of the securities and all other contracts and related documents be drafted in the English language. Chaque investisseur confirme sa volonté expresse que tous les documents attestant de la vente des titres ou s’y rapportant ainsi que tous les autres contrats et documents s’y rattachant soient rédigés en langue anglaise No offers and sales in the EEA or the UK other than to qualified investors as defined in Regulation (EU) 2017/1129, as amended, including as that Regulation forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 Standard selling restrictions applicable elsewhere

23 Target Market (MiFID II/UK MiFIR Product Governance): Target market (MiFID II/UK MiFIR product governance) is professional clients and eligible counterparties (all distribution channels). No EEA or UK PRIIPs key information document (KID) has been prepared as not available to retail investors in the EEA or in the United Kingdom Settlement: Euroclear and Clearstream, Luxembourg Joint Global Coordinators and Joint Bookrunners: BofA Securities, Goldman Sachs International, Absa and BMO Capital Markets Security Codes: ISIN: XS2725834043; Common Code: 272583404 Paying, Transfer and Conversion Agent: The Bank of New York Mellon, London Branch Calculation Agent: Conv-Ex Advisors Limited Trustee: BNY Mellon Corporate Trustee Services Limited Settlement Agent: BofA Securities 5. OVERVIEW OF THE BUSINESS AND PROSPECTS Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has controlling interests in leading mine tailings retreatment operations. Sibanye-Stillwater established itself as one of the world’s largest primary producers of platinum, palladium, and rhodium and is a top-tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. Sibanye-Stillwater’s vision is To be a leader in superior shared value for all stakeholders and its purpose is To safeguard global sustainability through our metals. Sibanye-Stillwater aims to maintain and enhance its delivery of value for stakeholders through achievement of its strategic purpose: safeguarding sustainability through its metals. Attainment of this purpose is supported by continuous progress on each of Sibanye-Stillwater’s strategic objectives: • ensuring safe production and employee wellbeing; • prospering across all jurisdictions in which it operates; • achieving operational excellence and optimising long-term value creation; • maintaining a profitable business and efficient capital allocation; and • embedding ESG in all aspects of its business. For more detail regarding the nature of the business of the Group, please refer to the Group’s integrated report for the year ended 31 December 2023 (which is available at https://www.sibanyestillwater.com/ news-investors/reports/annual/). 6. PRO FORMA FINANCIAL INFORMATION Annexure 1 of this Circular sets out the pro forma financial effects, pro forma condensed consolidated income statement and pro forma condensed consolidated statement of financial position and related notes (the “Pro forma Financial Information”) in respect of the Specific Issue and should be read in conjunction with the Independent Auditor’s Assurance Report on the Compilation of Pro forma Financial Information which is contained in Annexure 2 of this Circular. The Pro forma Financial Information is the responsibility of the directors of Sibanye-Stillwater and has been prepared for illustrative purposes only and may not, because of its nature, fairly present the Group’s financial position, changes in its equity, results of its operations, its cash flows, or the effect and impact of the Specific Issue going forward. The Pro forma Financial Information does not purport to be indicative of what the financial results would have been had the Specific Issue been implemented on a different date. 24 The Pro forma Financial Information has been prepared using accounting principles that are consistent with IFRS and the accounting policies adopted by the Group in the published reviewed condensed consolidated financial statements for the financial year ended 31 December 2023. The Pro forma Financial Information is presented in accordance with the JSE Listings Requirements and the Guide on Pro forma Financial Information issued by the South African Institute of Chartered Accountants. PRO FORMA FINANCIAL EFFECTS BASED ON THE PUBLISHED REVIEWED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF THE SIBANYE-STILLWATER GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2023 Before(1) Pro forma financial information before approval for the issue of Sibanye- Stillwater Shares(2) Pro forma after approval for the issue of Sibanye- Stillwater Shares on conversion(3) Change (%)(4) Net asset value per share (SA cents) 1 823 1 823 1 945 7% Tangible net asset value per share (SA cents) 1 805 1 805 1 928 7% Basic earnings per share (SA cents) (1 334) (1 334) (1 258) -6% Diluted earnings per share (SA cents) (1 334) (1 334) (11) -99% Basic headline earnings per share (SA cents) 63 63 139 121% Diluted headline earnings per share (SA cents) 63 63 123 95% Weighted average number of shares in issue (millions) 2 830.5 2 830.5 2 830.5 0% Weighted average number of diluted shares in issue (millions) 2 830.6 2 830.6 3 204.7 13% Number of shares in issue (millions) 2 830.6 2 830.6 2 830.6 0% Notes and assumptions 1. Extracted, without adjustment, from the published reviewed condensed consolidated financial statements of the Sibanye- Stillwater Group for the financial year ended 31 December 2023. The issued Convertible Bonds are included in these published results on the following basis: • The Convertible Bonds are cash-settled instruments, • The Convertible Bonds are classified as current liabilities, • At initial recognition, the embedded derivative was valued using an option pricing methodology with subsequent fair value movements recognised through profit or loss (pro-rata transaction costs were expensed in profit or loss), and • The balance of the cash received was classified as a financial liability at amortised cost (pro rata transaction costs were deducted from the initially recognised carrying amount). 2. The Pro forma Financial Information before approval for the issue of the Sibanye-Stillwater Shares, shows the extracted financial information in the “Before” column adjusted for the transaction costs, non-tax deductible, relating to the issuing of this Circular. 3. Convertible Bonds (after approval for the issue of Sibanye-Stillwater Shares on conversion): The “Pro forma after approval for the issue of Sibanye-Stillwater Shares on conversion” column reflects the pro forma impact of the shareholder approval for the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds. The effects on basic EPS, diluted EPS, basic HEPS and diluted HEPS are calculated on the basis that the approval for the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds was effective on 1 January 2023, while the effects on net asset value per share and tangible net asset value per share are calculated on the basis that the shareholder approval for the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds was effective on 31 December 2023 for purposes of presenting the pro forma effects thereof on Sibanye-Stillwater. The following assumptions apply: • If shareholder approval for the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds was in place at the initial issue of the Convertible Bonds, the Convertible Bonds would have been a compound financial instrument of which the liability component is initially recognised at the fair value of a similar financial instrument without a conversion option (being the same accounting treatment applied in the published reviewed condensed consolidated financial statements of the Sibanye-Stillwater Group for the financial year ended 31 December 2023 for the liability component) and the balance of the cash received would be classified as equity. This assumption applies when considering the effective date of the Sibanye-Stillwater Shareholder approval to be 1 January 2023, and • On shareholder approval for the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds, the derivative financial liability and any related deferred tax balance, is transferred to stated share capital within total equity. This assumption applies when considering the effective date of the Sibanye-Stillwater Shareholder approval to be 31 December 2023. 25 The changes in diluted EPS and diluted HEPS with the issue of the approved Sibanye-Stillwater Shares is due to the dilutive impact of the 374 million assumed increase in the weighted average number of diluted Sibanye-Stillwater Shares on conversion and the anti-dilutive impact of the add back of the fair value loss on the derivative financial instrument component and related transaction costs, which would no longer be recognised if Sibanye-Stillwater Shareholder approval for the issue of Sibanye- Stillwater Shares on conversion was effective on 1 January 2023. 4. The percentage change represents the impact of the Sibanye-Stillwater Shareholder approval of the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds. Refer to the pro forma condensed consolidated statement of financial position and the pro forma condensed consolidated income statement for the detailed notes and assumptions to the pro forma financial effects. 7. INFORMATION ON DIRECTORS Directors and management As at the Last Practicable Date, the members of the Board comprise the individuals named on page 1. The full names and indication of the principal activities performed by each director and members of senior management of Sibanye-Stillwater and of major Subsidiaries of Sibanye-Stillwater, including activities performed outside the Group, as well as the foregoing persons’ management expertise and experience are contained on Annexure 4. Directors’ interests in Sibanye-Stillwater securities To the knowledge of Sibanye-Stillwater’s management, as at the Last Practicable Date the direct and indirect beneficial interests in Sibanye-Stillwater Shares owned by the Directors and their associates (as defined in the JSE Listings Requirements), including any Director who resigned during the 18-month period preceding the Last Practicable Date are set out in the table below. There has been no change in the Directors’ interest between the end of the preceding financial year (being 31 December 2023) and the Last Practicable Date, save for those incorporated in the table below. Beneficial Direct Interest (No. of Shares) as at the Last Practicable Date Beneficial Indirect Interest (No. of Shares) as at the Last Practicable Date % of Issued Share Capital Executive Directors Neal Froneman(1) 1 728 976 1 555 452 0.12% Charl Keyter(2) 1 766 181 10 300 0.06% Non-executive Directors Timothy Cummings 20 000 – 0.00% Richard Menell 10 125 – 0.00% Keith Rayner(3) 68 992 5 000 0.00% Susan van der Merwe 1 028 – 0.00% Jeremiah Vilakazi(4) – 4 220 0.00% Vincent Maphai(5) 123 589 104 635 0.01% Savannah Danson(6) 16 519 – 0.00% Harry Kenyon-Slaney(7) – 16 852 0.00% Elaine Dorward-King – – 0.00% Philippe Boisseau(8) – – 0.00% Notes 1. Neal Froneman holds 388 863 ADSs which represent 1 555 452 Sibanye-Stillwater Shares as at the Last Practicable Date. 2. Charl Keyter’s associates hold 10 300 Sibanye-Stillwater Shares as at the Last Practicable Date. 3. Keith Rayner’s associates hold 5 000 Sibanye-Stillwater Shares as at the Last Practicable Date. 4. Jeremiah Vilakazi’s associates hold 4 220 Sibanye-Stillwater Shares as at the Last Practicable Date. 5. Vincent Maphai’s associates hold 104 635 Sibanye-Stillwater Shares as at the Last Practicable Date. 6. Savannah Danson resigned as a Director on and with effect from 11 March 2024 and her interests in Sibanye-Stillwater Shares are disclosed as at 11 March 2024. 7. Harry Kenyon-Slaney holds 4 213 ADSs which represent 16 852 Sibanye-Stillwater Shares as at the Last Practicable Date. 8. Philippe Boisseau was appointed as a Director on and with effect from 8 April 2024. 26 Directors’ interests in transactions None of the Directors of Sibanye-Stillwater or directors of other companies in the Group or any Director of Sibanye-Stillwater or director of other companies in the Group who has resigned in the previous 18 months, had any material beneficial interest, directly or indirectly, in any transaction effected by the Company during the current or immediately preceding financial year or during any earlier financial year and which remains in any respect outstanding or unperformed. Directors’ remuneration The remuneration and the benefits of the Directors, as disclosed in note 40 to the Consolidated Financial Statements of the Group’s AFR for the year ended 31 December 2023 (which can be viewed at https://www.sibanyestillwater.com/news-investors/reports/annual/, will not be varied as a result of the Transaction. 8. SHARE CAPITAL The table below sets out Sibanye-Stillwater’s share capital as at the Last Practicable Date. All the Sibanye- Stillwater Shares rank pari passu in all respects, there being no conversion or exchange rights attached thereto, and all of the Sibanye-Stillwater Shares will have equal rights to participate in capital, dividend and profit distributions by the Company. There are currently no treasury shares within the Group. As at the Last Practicable Date, the value of the stated capital account was R21 647 000 000. Before the issue of 524 000 000 Sibanye-Stillwater Shares Authorised 10 000 000 000 Shares Issued 2 830 567 264 Shares Total Issued capital Share capital R21 647 000 000 After the issue of 524 000 000 Sibanye-Stillwater Shares Authorised 10 000 000 000 Shares Issued 3 354 567 264 Shares Total Issued capital Share capital R21 647 000 000 9. LITIGATION STATEMENT Save as disclosed in note 38 to the Consolidated Financial Statements (AFR) of the Company’s annual report on Form 20-F for the year ended 31  December  2023 filed with the Securities and Exchange Commission on 26 April 2024 (SEC File no.333-234096) (which can be viewed at www.sibanyestillwater.com/news-investors/reports/annual/), the Directors are not aware of any other legal or arbitration proceedings, including any proceedings that are pending or threatened that may have or may have had in the 12 months preceding the Last Practicable Date a material effect on the Company’s financial position. 10. SHARE TRADING HISTORY Annexure 3 of this Circular sets forth the aggregate volumes and values of Sibanye-Stillwater Shares traded on the JSE, as well as the highest and lowest traded prices: • for each month over the previous 12 months prior to the date of issue of this Circular; and • for each trading day during the 30-day period ended on the Last Practicable Date. 11. OPINION AND RECOMMENDATIONS The Directors unanimously recommend that Sibanye-Stillwater Shareholders vote in favour of the Ordinary Resolution at the General Meeting. Each of the Directors who holds Sibanye-Stillwater Shares intends to vote their Sibanye-Stillwater Shares in favour of the Ordinary Resolution at the General Meeting.

12. **DIRECTORS' RESPONSIBILITY STATEMENT**

The Directors, whose names are set out in the "*Corporate Information and Advisors*" section of this Circular, individually and collectively accept full responsibility for the accuracy of the information given and certify that, to the best of their knowledge and belief, no facts have been omitted that would make any statement in this Circular false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this Circular contains all information required by law and the JSE Listings Requirements.

13. **CONSENTS**

All the parties listed in the section titled "*Corporate Information and Advisors*", have consented in writing to act in the capacities stated and the inclusion of their names, and, where applicable, the inclusion of the Independent Auditor's report, in the form and context in which they appear in this Circular, and have not withdrawn their consents prior to the Last Practicable Date.

14. **NOTICE OF GENERAL MEETING**

The General Meeting will be held entirely via electronic communication at **11:00 or 15 minutes after the conclusion of the Annual General Meeting (whichever is later) on Tuesday, 28 May 2024** in order for Sibanye-Stillwater Shareholders to consider and, if deemed fit, pass the Ordinary Resolution.

15. **ACTION TO BE TAKEN BY SIBANYE-STILLWATER SHAREHOLDERS**

Sibanye-Stillwater Shareholders are referred to the "*Action Required by Sibanye-Stillwater Shareholders*" section of this Circular on page 2 for detailed instructions.

16. **HOLDERS OF SIBANYE-STILLWATER'S ADSs**

ADS holders are not required to be treated as holders of Sibanye-Stillwater Shares and do not have the rights of holders of Sibanye-Stillwater Shares. The Company, BNYM and the holders of ADSs are parties to the deposit agreement, which is governed by New York State law.

The Company has informed BNYM of the record dates and the General Meeting. BNYM, as depositary, registers and delivers ADSs. The Company is requesting BNYM, which holds the Sibanye-Stillwater Shares underlying the ADSs, to seek the ADS holders' instructions for the General Meeting. As a result, ADS holders may instruct the depositary to vote the Sibanye-Stillwater Shares underlying their own ADSs. **The depositary establishes the ADS record date. The depositary has set the ADS record date for the General Meeting as 26 April 2024.**

Because the Company has asked BNYM to seek ADS holders' instructions, **BNYM will notify ADS holders of the upcoming vote and arrange to deliver the Company's voting materials and form of notice to them. The ADS holders will need to duly complete the voting materials according to the instruction contained therein, and return them to BNYM before 12:00 Eastern Standard Time on 21 May 2024.** BNYM then tries, as far as practicable, subject to South African law and the terms of the depositary agreement, to vote the Shares as the ADS holders instruct. If ADS holders do not instruct BNYM to vote the Shares underlying their ADSs, BNYM may under certain circumstances give a discretionary proxy to a person designated by the Company to vote deposited Shares. The Company cannot guarantee that ADS holders will receive this proxy material from BNYM in time to permit them to instruct BNYM to vote the Shares underlying their ADSs. In addition, there may be other circumstances in which ADS holders may not be able to exercise voting rights. Furthermore, ADS holders can exercise their right to vote the Shares underlying their ADSs by surrendering their ADSs to BNYM in order to withdraw the Shares.

Any ADS holders who wish to participate in the General Meeting will need to surrender their ADSs to BNYM, withdraw the underlying Shares from the custodian bank and be registered in the Register prior to the Record Date of **Friday, 17 May 2024**. ADS holders should note that BNYM may charge a fee for the surrender of your ADSs and the delivery of the underlying Shares. The amount of any such charge should be confirmed directly with BNYM.

27

17. **FEES**

It is estimated that the total expenses which have been incurred by Sibanye-Stillwater or that are expected to be incurred by Sibanye-Stillwater relating to the Transaction will amount to approximately R3 120 575 (excluding VAT). Payment will be made to the following parties according to the amounts indicated**.**

Paid/Payable to	**Nature of expense**	***(R)***
J.P. Morgan Equities South Africa Proprietary Limited	JSE Sponsor fees	375 000
ENS	Legal fees	400 000
Linklaters	Legal fees	67 222
EY	Independent Auditor	2 028 000
JSE	Documentation and inspection fees	28 200
Ince Proprietary Limited	Circular printing and posting	168 400
Lumi Technologies SA Proprietary Limited	Meeting technology and host	38 753
Computershare	Transfer secretaries' costs	15 000
		3 120 575

Notes:

1. *The above fees table excludes the total number of Shares, being 524 000 000, to be issued and listed as a consequence of the Conversion Rights to be exercised. Based on the Initial Conversion Price, the potential listing fee will be approximately R951 000.*
2. *Except as disclosed above, there have been no preliminary expenses incurred within the preceding three years.*

18. **DOCUMENTS INCORPORATED BY REFERENCE**

The following information has been incorporated by reference and is available for viewing on Sibanye-Stillwater's website at www.sibanyestillwater.com from the date of this Circular:

Information incorporated by reference	**Specific location on the website**
The Group's AFR for the year ended 31 December 2023	https://www.sibanyestillwater.com/news-investors/reports/annual/
The Group's Integrated Report for the year ended 31 December 2023	https://www.sibanyestillwater.com/news-investors/reports/annual/
The Company's Form 20-F for the year ended 31 December 2023	https://www.sibanyestillwater.com/news-investors/reports/annual/

19. **DOCUMENTS AVAILABLE FOR INSPECTION**

The following documents, or copies thereof, relating to Sibanye-Stillwater and its major Subsidiaries will be available for inspection at the office of the Company Secretary during normal business hours at the registered office of Sibanye-Stillwater, at Constantia Office Park Bridgeview House, Building 11, Ground floor Cnr 14th Avenue and Hendrik Potgieter Road Weltevreden Park 1709 South Africa, and/or by emailing the Company Secretary whose details are set forth in the "*Corporate Information and Advisors*" section of this Circular commencing on the inside front cover from the date of this Circular up to and including the date of the General Meeting on **Tuesday, 28 May 2024**:

- a signed copy of this Circular (available in English only);
- the MOI;
- a copy of each of the Convertible Bond Documents;
- the Independent Auditor's Assurance Report on the Compilation of *Pro forma* Financial Information as set out in Annexure 2;
- a copy of Sibanye-Stillwater Group's audited annual financial reports for the years ended 31 December 2023, 2022, and 2021;
- a copy of Sibanye-Stillwater Group's published reviewed condensed consolidated financial statements for the financial year ended 31 December 2023;

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- the Company's December 2023 Mineral Resources and Reserve Statement; and
- the letters of consent referred to in the *"Consents"* section of this Circular.

By order of the Board

SIBANYE STILLWATER LIMITED

Mr Charl Keyter
Chief Financial Officer

Registered Office
Constantia Office Park
Bridgeview House,
Building 11, Ground floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park 1709
Westonaria
South Africa

29

ANNEXURE 1

PRO FORMA FINANCIAL INFORMATION

Basis of preparation

The definitions and interpretations commencing on page 9 of the Circular have been used throughout this *Annexure 1* (unless specifically defined where used or the context indicates a contrary intention).

The *Pro forma* Financial Information set out in this Circular, consists of the *pro forma* financial effects, the *pro forma* condensed consolidated statement of financial position as at 31 December 2023 and the *pro forma* condensed consolidated income statement for the year ended 31 December 2023 and the notes thereto (the *"Pro forma* Financial Information") in order to reflect the impact of the Sibanye-Stillwater Shareholder approval of the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds.

In preparing the *Pro forma* Financial Information, it is assumed that the approval for the issue of Sibanye-Stillwater Shares took place on 1 January 2023 (start of the 2023 financial year) for the purposes of the *pro forma* adjustments to the *pro forma* consolidated income statement and on 31 December 2023 (end of the 2023 financial year) for purposes of the *pro forma* adjustments to the *pro forma* consolidated statement of financial position.

The *Pro forma* Financial Information is presented for illustrative purposes only. The *pro forma* adjustments and *Pro forma* Financial Information set out in this Circular are based on available information and certain assumptions and estimates that the Board believes are reasonable. Because of its nature, the *Pro forma* Financial Information does not purport to be indicative of what the financial position and results of operations would have been if the Sibanye-Stillwater Shareholder approval for the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds occurred on a different date, or the effect and impact thereof, going forward.

The *Pro forma* Financial Information has been prepared using accounting principles that are consistent with IFRS and the accounting policies adopted by Sibanye-Stillwater in the Group's published reviewed condensed consolidated financial statements for the financial year ended 31 December 2023. The *Pro forma* Financial Information is presented in accordance with the JSE Listings Requirements and the Guide on *Pro forma* Financial Information issued by the South African Institute of Chartered Accountants.

The Directors are responsible for the compilation, contents, accuracy and preparation of the *Pro forma* Financial Information giving effect to the approval for the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds. Their responsibility includes determining that the *Pro forma* Financial Information has been properly compiled on the basis stated, that the basis is consistent with the accounting policies of Sibanye-Stillwater and that the pro forma adjustments are appropriate for the purposes of the *Pro forma* Financial Information disclosed pursuant to the Listings Requirements.

The *Pro forma* Financial Information should be read in conjunction with the Independent Auditor's Assurance Report presented in Annexure 2, as well as the information included in this Circular in the sections titled "*Rationale for the Proposed Ordinary Resolution*" and "*Salient Features of the Convertible Bonds*".

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31 PRO FORMA FINANCIAL EFFECTS BASED ON THE PUBLISHED REVIEWED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF THE SIBANYE-STILLWATER GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2023 Before(1) Pro forma financial information before approval for the issue of Sibanye- Stillwater Shares(2) Pro forma after approval for the issue of Sibanye- Stillwater Shares on conversion(3) Change (%)(4) Net asset value per share (SA cents) 1 823 1 823 1 945 7% Tangible net asset value per share (SA cents) 1 805 1 805 1 928 7% Basic earnings per share (SA cents) (1 334) (1 334) (1 258) -6% Diluted earnings per share (SA cents) (1 334) (1 334) (11) -99% Basic headline earnings per share (SA cents) 63 63 140 121% Diluted headline earnings per share (SA cents) 63 63 123 96% Weighted average number of shares in issue (millions) 2 830.5 2 830.5 2 830.5 0% Weighted average number of diluted shares in issue (millions) 2 830.6 2 830.6 3 204.7 13% Number of shares in issue (millions) 2 830.6 2 830.6 2 830.6 0% Notes and assumptions 1. Extracted, without adjustment, from the published reviewed condensed consolidated financial statements of the Sibanye-Stillwater Group for the financial year ended 31 December 2023. The issued Convertible Bonds are included in these published results on the following basis: • The Convertible Bonds are cash-settled instruments, • The Convertible Bonds are classified as current liabilities, • At initial recognition, the embedded derivative was valued using an option pricing methodology with subsequent fair value movements recognised through profit or loss (pro rata transaction costs were expensed in profit or loss), and • The balance of the cash received was classified as a financial liability at amortised cost (pro rata transaction costs were deducted from the initially recognised carrying amount). 2. The Pro forma Financial Information before approval for the issue of the Sibanye-Stillwater Shares, shows the extracted financial information in the “Before” column adjusted for the transaction costs, non-tax deductible, relating to the issuing of this Circular. 3. Convertible Bonds (after approval for the issue of Sibanye-Stillwater Shares on conversion): The “Pro forma after approval for the issue of Sibanye-Stillwater Shares on conversion” column reflects the pro forma impact of the shareholder approval for the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds. The effects on basic EPS, diluted EPS, basic HEPS and diluted HEPS are calculated on the basis that the approval for the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds was effective on 1 January 2023, while the effects on net asset value per share and tangible net asset value per share are calculated on the basis that the shareholder approval for the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds was effective on 31 December 2023 for purposes of presenting the pro forma effects thereof on Sibanye-Stillwater. The following assumptions apply: • If shareholder approval for the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds was in place at the initial issue of the Convertible Bonds, the Convertible Bonds would have been a compound financial instrument of which the liability component is initially recognised at the fair value of a similar financial instrument without a conversion option (being the same accounting treatment applied in the published reviewed condensed consolidated financial statements of the Sibanye- Stillwater Group for the financial year ended 31 December 2023 for the liability component) and the balance of the cash received would be classified as equity. This assumption applies when considering the effective date of the Sibanye-Stillwater Shareholder approval to be 1 January 2023, and • On shareholder approval for the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds, the derivative financial liability and any related deferred tax balance, is transferred to stated share capital within total equity. This assumption applies when considering the effective date of the Sibanye-Stillwater Shareholder approval to be 31 December 2023. The changes in diluted EPS and diluted HEPS with the issue of the approved Sibanye-Stillwater Shares is due to the dilutive impact of the 374 million assumed increase in the weighted average number of diluted Sibanye-Stillwater Shares on conversion and the anti-dilutive impact of the add back of the fair value loss on the derivative financial instrument component and related transaction costs, which would no longer be recognised if Sibanye-Stillwater Shareholder approval for the issue of Sibanye-Stillwater Shares on conversion was effective on 1 January 2023. 4. The percentage change represents the impact of the Sibanye-Stillwater Shareholder approval of the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds. Refer to the pro forma condensed consolidated statement of financial position and the pro forma condensed consolidated income statement for the detailed notes and assumptions to the pro forma financial effects. 32 PRO FORMA CONDENSED STATEMENT OF FINANCIAL POSITION Figures in million – SA rand unless otherwise stated Before(1) Transaction costs(2) Pro forma financial position before approval for the issue of Sibanye- Stillwater Shares Approval for the issue of Sibanye- Stillwater Shares(3) Notes Pro forma after approval for the issue of Sibanye- Stillwater Shares on conversion(4) ASSETS Non-current assets 81 119 – 81 119 – 81 119 Property, plant and equipment 61 338 61 338 61 338 Right-of-use assets 560 560 560 Goodwill and other intangible assets 502 502 502 Equity-accounted investments 7 148 7 148 7 148 Other investments 3 179 3 179 3 179 Environmental rehabilitation obligation funds 5 927 5 927 5 927 Other receivables 523 523 523 Deferred tax assets 1 942 1 942 1 942 Current assets 61 822 (3) 61 819 – 61 819 Inventories 26 363 26 363 26 363 Trade and other receivables 8 900 8 900 8 900 Other receivables 26 26 26 Tax receivable 973 973 973 Cash and cash equivalents 25 560 (3) 25 557 25 557 Total assets 142 941 (3) 142 938 – 142 938 EQUITY AND LIABILITIES Equity attributable to owners of Sibanye-Stillwater 48 730 (3) 48 727 3 461 52 188 Stated share capital 21 647 21 647 3 431 3.1 25 078 Other reserves 35 553 35 553 1 3.1 35 554 Accumulated loss (8 470) (3) (8 473) 29 3.1 (8 444) Non-controlling interest 2 877 2 877 2 877 Total equity 51 607 (3) 51 604 3 461 55 065 Non-current liabilities 54 927 – 54 927 7 887 62 814 Borrowings and derivative financial instrument 24 946 24 946 7 538 3.2 32 484 Lease liabilities 384 384 384 Environmental rehabilitation obligation and other provisions 12 505 12 505 12 505 Occupational healthcare obligation 400 400 400 Cash-settled share-based payment obligations 2 718 2 718 2 718 Other payables 3 407 3 407 3 407 Deferred revenue 6 327 6 327 6 327 Tax and royalties payable 64 64 64 Deferred tax liabilities 4 176 4 176 349 3.3 4 525 33 Figures in million – SA rand unless otherwise stated Before(1) Transaction costs(2) Pro forma financial position before approval for the issue of Sibanye- Stillwater Shares Approval for the issue of Sibanye- Stillwater Shares(3) Notes Pro forma after approval for the issue of Sibanye- Stillwater Shares on conversion(4) Current liabilities 36 407 – 36 407 (11 348) 25 059 Borrowings and derivative financial instrument 15 482 15 482 (11 348) 3.1, 3.2 4 134 Environmental rehabilitation obligation and other provisions 832 832 832 Lease liabilities 198 198 198 Occupational healthcare obligation – – – Cash-settled share-based payment obligations 432 432 432 Trade and other payables 16 464 16 464 16 464 Other payables 2 015 2 015 2 015 Deferred revenue 305 305 305 Tax and royalties payable 679 679 679 Total equity and liabilities 142 941 (3) 142 938 – 142 938 Number of shares in issue at balance sheet date (millions) 2 831 2 831 2 831 Net asset value per share (SA cents) 1 823 1 823 1 945 Tangible net asset value per share (SA cents) 1 805 1 805 1 928 Notes to the pro forma condensed consolidated statement of financial position for Sibanye-Stillwater as at 31 December 2023: The pro forma condensed consolidated statement of financial position has been prepared on the assumption that the approval for the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds is effective as at 31 December 2023. 1. Extracted, without adjustment, from the published reviewed condensed consolidated financial statements of the Sibanye-Stillwater Group for the financial year ended 31 December 2023. 2. Reducing cash and cash equivalents with the once-off transaction costs expensed of R3.1 million, relating to the drafting and issuing of this Circular. Convertible Bonds (after approval for the issue of Sibanye-Stillwater Shares on conversion) 3. The “Approval for the issue of Sibanye-Stillwater Shares” column illustrates the impact on the condensed consolidated statement of financial position as at 31 December 2023 of the Sibanye-Stillwater Shareholder approval for the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds. The accounting treatment of the Convertible Bonds will change and the Convertible Bonds will constitute a compound financial instrument. These instruments are accounted for as follows according to IAS 32 Financial Instruments: Presentation: • a financial liability (debt portion), and • an equity instrument (equity portion) At initial recognition of the Convertible Bonds (i.e. when issued), the financial liability is valued by calculating the present value of the future cash flows at a market-related interest rate for a similar bond without a conversion option. The balance of the proceeds is classified as equity. The debt and equity components are reduced with their pro rata share of the transaction costs upon issuing of the Convertible Bond incurred. Since the financial liability (debt portion) is already recognised in the published reviewed condensed consolidated financial statements for the financial year ended 31 December 2023, and will not change following Sibanye-Stillwater Shareholder approval for the issue of Sibanye-Stillwater Shares on conversion, the impact of Sibanye-Stillwater Shareholder approval is limited to the transfer of the derivative financial liability, net of the related allocated transaction costs, foreign currency translation reserve and related deferred tax balance, to stated share capital within total equity (see 3.1). 34 3.1 Equity portion The pro forma adjustment consists of transferring the derivative financial liability, net of the related allocated transaction costs when issuing Convertible Bonds, foreign currency translation reserve and the related deferred tax balance, to stated share capital within total equity. The value of the derivative financial liability at 31 December 2023 amounted to R3 810 million (which consists of the initial fair value of the embedded derivative of R1 673 million, subsequent fair value movement of R2 136 million and a foreign currency translation reserve loss of R1 million), the related allocated transaction costs amounted to R29 million and the related deferred tax asset amounted to R349 million, resulting in a net R3 431 million transferred to stated capital in total equity. The net impact on total equity amounts to R3 461 million. 3.2 Non-current classification The financial liability (debt portion) is reclassified from “Borrowings and derivative financial instrument” in current liabilities to “Borrowings and derivative financial instrument” in non-current liabilities since it will become settleable in a fixed number of Sibanye-Stillwater Shares, rather than cash within 12 months after Sibanye-Stillwater Shareholder approval for the issue of Sibanye-Stillwater Shares upon conversion. The resulting reclassification of R7 538 million into non-current liabilities relates to the carrying amount of the financial liability (debt portion) at 31 December 2023. The transfer of R11 348 million from current liabilities consists of the R7 538 million reclassification and R3 810 million transfer discussed in 3.1 above. 3.3 Deferred tax liability The published reviewed condensed consolidated financial statements for the financial year ended 31 December 2023 includes an equal deferred tax asset and deferred tax liability of R349 million relating to the Convertible Bonds at 31 December 2023. The deferred tax asset and liability are presented net in the condensed consolidated statement of financial position at 31 December 2023 and are therefore reflected at zero. Assuming Sibanye-Stillwater Shareholder approval is effective 31 December 2023, the transfer of the deferred tax asset relating to the derivative financial instrument to equity therefore requires an equal deferred tax liability to be raised in the condensed consolidated statement of financial position as there will no longer be a net zero deferred tax position reflected. This represents the position as at 31 December 2023 subsequent to Sibanye-Stillwater Shareholder approval for the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds. 4. The “Pro forma after approval for the issue of Sibanye-Stillwater Shares on conversion” column illustrates the impact on the condensed consolidated statement of financial position for the financial year ended 31 December 2023 of the Sibanye-Stillwater Shareholder approval for the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds.

PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

Figures in million – SA rand unless otherwise stated	Before[(1)]	Transaction costs[(2)]	*Pro forma* financial position before approval for the issue of Sibanye-Stillwater Shares	Approval for the issue of Sibanye-Stillwater Shares[(3)]	Notes	*Pro forma* after approval for the issue of Sibanye-Stillwater Shares on conversion[(4)]
Revenue	113 684		113 684			**113 684**
Cost of sales	(99 768)		(99 768)			**(99 768)**
Interest income	1 369		1 369			**1 369**
Finance expense	(3 299)		(3 299)			**(3 299)**
Share-based payment expenses	(113)		(113)			**(113)**
Gain/(loss) on financial instruments	235		235	2 136	3.1	**2 371**
Gain on foreign exchange differences	1 973		1 973			**1 973**
Share of results of equity-accounted investees after tax	(1 174)		(1 174)			**(1 174)**
Other costs	(5 858)		(5 858)			**(5 858)**
Other income	1 232		1 232			**1 232**
Gain on disposal of property, plant and equipment	105		105			**105**
Impairments	(47 454)		(47 454)			**(47 454)**
Gain on acquisition	898		898			**898**
Occupational healthcare gain	365		365			**365**
Restructuring costs	(515)		(515)			**(515)**
Transaction costs	(474)	(3)	(478)	29	3.1	**(449)**
Loss before royalties, carbon tax and tax	**(38 794)**	**(3)**	**(38 797)**	**2 165**		**(36 633)**
Royalties	(1 050)		(1 050)			**(1 050)**
Carbon tax	(2)		(2)			**(2)**
Loss before tax	**(39 846)**	**(3)**	**(39 849)**	**2 165**		**(37 685)**
Mining and income tax	2 416		2 416			**2 416**
Loss for the year	**(37 430)**	**(3)**	**(37 433)**	**2 165**		**(35 269)**
Attributable to:						
Owners of Sibanye-Stillwater	(37 772)	(3)	(37 775)	2 165		**(35 611)**
Non-controlling interest	342		342			**342**

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Figures in million – SA rand unless otherwise stated	Before[(1)]	Transaction costs[(2)]	*Pro forma* financial position before approval for the issue of Sibanye-Stillwater Shares	Approval for the issue of Sibanye-Stillwater Shares[(3)]	Notes	*Pro forma* after approval for the issue of Sibanye-Stillwater Shares on conversion[(4)]
Loss attributable to owners of Sibanye-Stillwater	(37 772)		(37 775)			**(35 611)**
Add back: Re-measurement items	45 874		45 874	2 165		**45 874**
Add back: Taxation effect of re-measurement items	(6 322)		(6 322)			**(6 322)**
Add back: Re-measurement items, attributable to non-controlling interest	4		4			**4**
Headline earnings	1 784		1 787			**3 949**
Basic earnings per share (SA cents)	(1 334)		(1 334)			**(1 258)**
Diluted earnings per share (SA cents)	(1 334)		(1 334)			**(11)**
Basic headline earnings per share (SA cents)	63		63			**140**
Diluted headline earnings per share (SA cents)	63		63			**123**
Weighted average number of shares in issue (millions)	2 830.5		2 830.5			**2 830.5**
Weighted average number of diluted shares in issue (millions)	2 830.6		2 830.5			**3 204.7**

Notes to the pro forma condensed consolidated income statement for Sibanye-Stillwater for the financial year ended 31 December 2023:

The pro forma condensed consolidated income statement has been prepared on the assumption that Sibanye-Stillwater Shareholder approval for the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds is effective as at 1 January 2023. For practical purposes and due to the inherit complications of performing a valuation of the derivative financial instrument at 1 January 2023 (before the actual issue date), the valuation performed at the actual initial issue date was used as a proxy for the valuation at 1 January 2023. All the adjustments reflected in the pro forma condensed consolidated financial information are expected to have a continuing effect.

1. *Extracted, without adjustment, from the published reviewed condensed consolidated financial statements of the Sibanye-Stillwater Group for the financial year ended 31 December 2023.*
2. *Once-off transaction costs expensed of R3.1 million, non-tax deductible, relating to the drafting and issuing of this Circular. These costs are considered to be once-off costs and will not have a continuing effect on the Sibanye-Stillwater.*

Convertible Bonds (after approval for the issue of Sibanye-Stillwater Shares on conversion):

3. *The "Approval for the issue of Sibanye-Stillwater Shares" column illustrates the impact on the condensed consolidated income statement for the financial year ended 31 December 2023 of the Sibanye-Stillwater Shareholder approval for the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds.*
   - 3.1 *On Sibanye-Stillwater Shareholder approval, no embedded derivative is recognised and the equity portion of the compound instrument arising on initial recognition of the Convertible Bonds is recognised against stated share capital. The pro forma adjustment consists of reversing the subsequent fair value movement of the derivative financial liability recognised in the condensed consolidated income statement amounting to R2 136 million and removing the related transaction costs in respect of issuing the Convertible Bonds and allocated to the embedded derivative previously recognised in profit or loss, amounting to R29 million which would be capitalised to equity. There is no deferred tax impact on the pro forma adjustment.*
4. *The "Pro forma after approval for the issue of Sibanye-Stillwater Shares on conversion" column illustrates the impact on the condensed consolidated income statement for the financial year ended 31 December 2023 of the Sibanye-Stillwater Shareholder approval for the issue of Sibanye-Stillwater Shares upon conversion of the Convertible Bonds.*

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ANNEXURE 2

INDEPENDENT AUDITOR'S REPORT ON THE COMPILATION OF *PRO FORMA* FINANCIAL INFORMATION

Independent Auditors' Assurance Report on the Compilation of *Pro forma* Financial Information Included in the Circular

To the Directors of Sibanye Stillwater Limited

Report on the Assurance Engagement on the Compilation of Pro forma Financial Information Included in the Circular

We have completed our assurance engagement to report on the compilation of *pro forma* financial information of Sibanye Stillwater Limited (the "**Company**") and its subsidiaries (collectively, the "**Group**"), by the directors.

The *pro forma* financial information, as set out in Annexure 1 on pages 30 to 36 of the circular dated Friday, 26 April 2024 ("the **Circular**"), consists of the *pro forma* condensed consolidated statement of financial position as at 31 December 2023, the *pro forma* condensed consolidated income statement for the period ended 31 December 2023 and related notes (collectively the "***Pro forma* Financial Information**"). The applicable criteria on the basis of which the directors have compiled the *Pro form*a Financial Information are specified in the JSE Limited ("**JSE**") Listings Requirements and described in Annexure 1 on page 30 of the Circular.

The *Pro forma* Financial Information has been compiled by the directors to illustrate the impact of the corporate action or event, described in paragraph 3 on pages 14 to 15 of the Circular, on the Company's reviewed condensed consolidated statement of financial position as at 31 December 2023, and reviewed condensed consolidated income statement for the period then ended as if the corporate action or event had taken place at 31 December 2023 and for the period then ended. As part of this process, information about the Group's financial position, and financial performance has been extracted by the directors from the Company's reviewed condensed consolidated financial statements for the financial year ended 31 December 2023, on which an auditor's report was issued on 5 March 2024.

Directors' Responsibility for the Pro forma Financial Information

The directors are responsible for compiling the *Pro forma* Financial Information on the basis of the applicable criteria specified in the JSE Listings Requirements and described in Annexure 1 on page 30 of the Circular.

Our Independence and Quality Management

We have complied with the independence and other ethical requirements of the Code of Professional Conduct for Registered Auditors issued by the Independent Regulatory Board for Auditors (IRBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants' International Code of Ethics for Professional Accountants (including International Independence Standards).

The firm applies International Standard on Quality Management 1 (ISQM 1) Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements which requires the firm to design, implement and operate a system of quality management, including documented policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Auditor's Responsibility

Our responsibility is to express an opinion about whether the *Pro forma* Financial Information has been compiled, in all material respects, by the directors on the basis specified in the JSE Listings Requirements and described in Annexure 1 on page 30 of the Circular based on our procedures performed.

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We conducted our engagement in accordance with the International Standard on Assurance Engagements (ISAE) 3420, *Assurance Engagements to Report on the Compilation of Pro forma Financial Information Included in a Prospectus*, which is applicable to an engagement of this nature, issued by the International Auditing and Assurance Standards Board. This standard requires that we plan and perform procedures to obtain reasonable assurance about whether the *Pro forma* Financial Information has been compiled, in all material respects, on the basis specified in the JSE Listings Requirements.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the *Pro forma* Financial Information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the *Pro forma* Financial Information.

The purpose of the *Pro forma* Financial Information included in the Circular is solely to illustrate the impact of a significant corporate action or event on unadjusted financial information of the Group as if the corporate action or event had occurred or had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the corporate action or event at 31 December 2023 would have been as presented.

A reasonable assurance engagement to report on whether the *Pro forma* Financial Information has been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the directors in the compilation of the *Pro forma* Financial Information provides a reasonable basis for presenting the significant effects directly attributable to the corporate action or event, and to obtain sufficient appropriate evidence about whether:

- The related *pro forma* adjustments give appropriate effect to those criteria; and
- The *Pro forma* Financial Information reflects the proper application of those adjustments to the unadjusted financial information.

Our procedures selected depend on our judgment, having regard to our understanding of the nature of the Group, the corporate action or event in respect of which the *Pro forma* Financial Information has been compiled, and other relevant engagement circumstances.

Our engagement also involves evaluating the overall presentation of the *Pro forma* Financial Information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the *Pro forma* Financial Information has been compiled, in all material respects, on the basis of the applicable criteria specified in the JSE Listings Requirements and described in Annexure 1 on page 30 of the Circular.

Ernst & Young Inc.
Director: Allister Carshagen CA(SA)
Registered Auditor
South Africa

17 April 2024

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39 ANNEXURE 3 TRADING DETAILS OF SIBANYE-STILLWATER SHARES Monthly Date High Low Value Volume 29/03/2024 2 213 1 775 896 945 487 872 372 510 016 29/02/2024 2 350 1 943 633 678 921 728 283 430 016 31/01/2024 2 547 2 051 625 506 779 136 251 150 000 29/12/2023 2 665 2 017 743 585 153 024 279 230 016 30/11/2023 2 544 1 756 1 392 082 288 640 589 009 984 31/10/2023 2 950 2 235 748 966 707 200 270 649 984 29/09/2023 3 233 2 564 1 053 251 796 992 325 689 984 31/08/2023 3 444 2 770 1 157 892 669 440 323 769 984 31/07/2023 3 417 2 793 857 977 389 056 237 880 000 30/06/2023 3 618 2 752 1 096 955 854 848 283 809 984 31/05/2023 4 578 3 385 1 279 312 003 072 305 320 000 28/04/2023 4 319 3 614 871 711 244 288 213 820 000 31/03/2023 4 010 3 542 1 452 043 796 480 358 230 016 Daily Date High Low Value Volume 15/04/2024 2 632 2 495 61 967 388 672 23 880 876 12/04/2024 2 738 2 582 100 970 700 800 33 832 968 11/04/2024 2 607 2 480 46 124 548 096 17 965 396 10/04/2024 2 658 2 428 109 450 543 104 35 112 764 09/04/2024 2 698 2 550 91 685 904 384 32 794 220 08/04/2024 2 548 2 357 67 211 730 944 26 215 860 05/04/2024 2 386 2 289 34 419 286 016 14 376 863 04/04/2024 2 425 2 250 78 054 670 336 26 255 488 03/04/2024 2 253 2 187 35 085 189 120 13 396 839 02/04/2024 2 268 2 175 57 764 044 800 22 044 836 28/03/2024 2 179 2 060 41 667 854 336 13 734 908 27/03/2024 2 127 2 022 27 013 271 552 12 617 066 26/03/2024 2 200 2 107 31 446 548 480 12 393 674 25/03/2024 2 198 2 099 32 190 322 688 14 658 637 22/03/2024 2 213 2 071 69 765 292 032 32 031 196 20/03/2024 2 007 1 894 85 973 622 784 37 289 900 19/03/2024 1 986 1 885 54 451 216 384 18 851 526 18/03/2024 2 100 1 974 43 602 857 984 21 212 736 15/03/2024 2 148 2 070 94 145 978 368 38 809 772 14/03/2024 2 180 2 076 36 841 652 224 17 311 104 13/03/2024 2 213 2 016 36 421 107 712 15 400 036 12/03/2024 2 144 2 020 39 369 539 584 13 040 151 11/03/2024 2 152 2 047 29 588 578 304 12 964 848 08/03/2024 2 157 2 074 45 214 507 008 14 583 638 07/03/2024 2 057 1 993 24 910 866 432 11 553 294 06/03/2024 1 985 1 775 39 143 596 032 16 981 668 05/03/2024 2 010 1 790 48 944 746 496 22 158 516 04/03/2024 2 050 1 924 25 419 601 920 12 622 092 01/03/2024 1 999 1 901 29 328 613 376 14 809 047 40 ANNEXURE 4 INFORMATION ON DIRECTORS The members of the Board, executive managers of the Company and directors and executive managers of major Subsidiaries of the Company as of the date of this Circular are set out below. CHAIRMAN AND INDEPENDENT NON-EXECUTIVE DIRECTOR Dr. Thabane Vincent Maphai (72) BA (Hons), BPhil (cum laude), MPhil, Catholic University of Leuven; PhD, University of Natal; Advanced Management Programme (Finance for Senior Executives), Harvard University Dr. Vincent Maphai was appointed a director of Sibanye-Stillwater on 1 June 2019, and became the non- executive Chairman of Sibanye-Stillwater, effective 30 September 2019. He is also a non-executive director and chair of the board of Stadio Holdings Limited. Dr. Maphai has accumulated over 20 years’ experience in the academic profession, and 19  years as a senior executive in the private sector. He has served on the boards of various companies as non-executive chairperson and recently retired as Chairman and non- executive director of Discovery Limited. Dr. Maphai has also held a two-year academic position at Williams College in Massachusetts. EXECUTIVE DIRECTORS Neal John Froneman (64) Chief Executive Officer BSc Mech Eng (Ind Opt), University of the Witwatersrand; BCompt, University of South Africa; PrEng Neal Froneman was appointed executive director and CEO of Sibanye-Stillwater on 24 February 2020 and to the predecessor Board of Sibanye Gold on 1 January 2013. Over the past ten years he has led the transformation of Sibanye-Stillwater from a 1.5Moz South Africa-based gold miner into a leading diversified metals producer with an international operating footprint. The company now ranks as the world’s top primary producer of PGM metals with a leading position in the PGM recycling industry. Under Neal’s leadership, Sibanye-Stillwater has begun building an international portfolio of battery metal operations along with growing involvement in the circular economy and tailings reprocessing businesses. Neal’s career spans nearly 40 years during which time he worked at Gold Fields Limited (Gold Fields), Harmony Gold Mining Company Limited (Harmony) and JCI Limited. In April 2003, Neal was appointed CEO of Aflease Gold Limited (Aflease Gold), which, through a series of reverse take-overs, became Gold One International Limited (Gold One) in May 2009. He was primarily responsible for the creation of Uranium One Incorporated (Uranium One) from the Aflease Gold uranium assets. During this period, he was CEO of Aflease Gold and Uranium One until his resignation from Uranium One in February 2008. He held the CEO position at Gold One until his appointment at Sibanye- Stillwater. Since 2021, he has been appointed as a member of the Wits Foundation Board of Governors. He also serves on the Councils of international mining bodies including the ICMM and the World Gold Council. Neal was appointed as Chairman of the World Gold Council during 2023 and currently serves as both a director and Chairman of Business Against Crime SA, a non-profit organisation. 41 Charl Keyter (50) Chief Financial Officer BCom (Accounting), University of Johannesburg; MBA, North-West University; ACMA and CGMA Charl Keyter was appointed a director of Sibanye-Stillwater on 24 February 2020 and to the predecessor Board of Sibanye Gold on 9 November 2012, and executive director and CFO on 1 January 2013. He led the deleveraging of the Group, following the significant growth of Sibanye-Stillwater into a leading diversified metals producer with an international operating footprint ranking among the world’s top three PGM producers and more recently contributed towards the development of the Group’s 3D strategy and the issue of the US$500 million convertible bonds. His career spans more than 29 years in mining and he previously worked 18 years at Gold Fields in various senior positions, having begun his career in February 1995 as a post- graduate trainee. INDEPENDENT NON-EXECUTIVE DIRECTORS Richard Peter Menell (68) MA (Natural Sciences, Geology), Trinity College, University of Cambridge; MSc (Mineral Exploration and Management), Stanford University; FGS, FSAIMM and FAusIMM Richard (Rick) Menell is a Sibanye-Stillwater independent non-executive director and was appointed on 1 January 2013. He has over 43 years’ experience in the mining industry. Previously, he occupied the positions of President of the Minerals Council, President and CEO of TEAL Exploration & Mining Inc., Chairman of Anglovaal Mining Limited and of Avgold Limited, Chairman of Bateman Engineering Limited, non-executive director and Chairman of Credit Suisse Securities Johannesburg Proprietary Limited, deputy Chairman of Harmony and of African Rainbow Minerals Limited. He has also been a director of Telkom SA SOC Limited, Standard Bank of South Africa Limited, Weir Group PLC, Mutual and Federal Insurance Company Limited and Deputy Chairman and non-executive director of Gold Fields. He recently retired as Senior Advisor to the Credit Suisse Group AG (Credit Suisse Group). Rick is a trustee of the Carrick Foundation and of the Claude Leon Foundation. He is co-Chairman of the City Year South Africa Youth Service Organisation, and Co-Chairman and trustee of the Palaeontological Scientific Trust. He serves as a Trustee of the University of the Western Cape Foundation. Timothy John Cumming (66) BSc (Hons) (Engineering), University of Cape Town; MA (PPE), Oxford University Timothy (Tim) Cumming is a Sibanye-Stillwater independent non-executive director and was appointed on 24 February 2020 and to the predecessor Board of Sibanye Gold on 21 February 2013. He is the founder and executive director of Scatterlinks Proprietary Limited, a South African-based company providing leadership development services to senior business executives as well as strategic advisory services. He has a wealth of experience in financial services, including periods as an executive at Old Mutual Limited, HSBC Bank PLC and Allan Gray Limited. He is currently also the non-executive Chairman of DRDGOLD Limited, an independent non-executive director of Nedgroup Investments Limited and non-executive Chairman of RisCura Holdings Proprietary Limited. Tim started his career as an engineer at Anglo American Corporation of South Africa Limited (Anglo American Corporation). He worked on a number of gold mines and diamond mines in Southern Africa. He is also the Chairman of the Woodside Endowment Trust and of the Investment Committee of the Mandela Rhodes Foundation. Elaine Jay Dorward-King (66) BSc (Chemistry), Maryville College; PhD (Analytical Chemistry), Colorado State University Elaine Dorward-King is a Sibanye-Stillwater independent non-executive director and was appointed on 27 March 2020. She is a retired executive with over 32 years of leadership experience in developing and implementing sustainable development, safety, health and environmental strategies and programmes in the mining, chemical and engineering consulting sectors. From 2013 to June 2019, Elaine served as the executive vice president of sustainability and external relations for Newmont Mining Corporation (Newmont), where she led the development and implementation of strategy, policy, and standards across the company in environmental, social responsibility, community relations, external affairs, government relations and communications areas. She was a member of the Newmont’s executive leadership team (ELT) and was one of 42 four ELT members on the Company’s investment committee. From June 2019 until January 2020, Elaine was executive vice president of ESG strategy for Newmont. Prior to joining Newmont, Elaine spent 20 years at Rio Tinto PLC (Rio Tinto), where she held a variety of leadership roles including two years as managing director of Richards Bay Minerals Proprietary Limited (Richards Bay Minerals), one of the world’s largest producers of mineral sands products, including titanium dioxide feedstock, zircon, rutile and high-grade iron. She also served as the global head of health, safety and environment for Rio Tinto, a role she held for eight years following other roles of increasing responsibility. Prior to that, Elaine worked for an engineering consulting firm, EBASCO Environmental, and for Monsanto Chemical Company, in the agricultural products division. Since retiring from Newmont, Elaine has joined the boards of Nevada Copper Corp, Kenmare Resources PLC, a leading producer of titanium minerals and zircon and NOVAGOLD Resources Inc., a North American gold exploration and development company. In 2023 Elaine stepped down from the board of Great Lakes Dredge and Dock Company, an American company providing construction services in dredging and land reclamation. Harry James Rodolph Kenyon-Slaney (63) BSc (Hons) (Geology), Southampton University; International Executive Programme, INSEAD (France) Harry Kenyon-Slaney is the lead independent non-executive director of Sibanye-Stillwater and was appointed on 16 January 2019. He is currently Chairman of Gem Diamonds Limited, the senior independent director WE Soda Limited, a member of the Advisory Board of Phoenix Copper Limited and a senior advisor to McKinsey & Co., in which roles he uses his wide experience to support operational, health and safety and business transformation programmes. Harry, who has more than 41 years of experience in the mining industry, principally with Rio Tinto, is a geologist by training and his experience spans operations, marketing, projects and business development. Until 2015 and as a member of Rio Tinto’s Group Executive committee, he held the roles of Chief Executive – Energy, and before that, Chief Executive – Diamonds and Minerals. Prior to this, he led Rio Tinto’s global titanium dioxide business, was chief executive of Rio Tinto’s listed subsidiary, Energy Resources of Australia Limited, and General Manager Operations at Phalaborwa Mining Company Limited in South Africa, and he has held senior marketing roles in copper, uranium and industrial minerals. He was previously a member of the Advisory Board of Schenck Process Holding GmbH until it was sold in 2023. He began his career as an underground production geologist on the gold mines in South Africa where he has lived and worked for more than 15 years. Nkosemntu Gladman Nika (66) BCom, University of Fort Hare; BCompt (Hons), University of South Africa; Advanced Management Programme, INSEAD (France); CA (SA) Nkosemntu Nika is a Sibanye-Stillwater independent non-executive director and was appointed on 24 February 2020 and to the predecessor Board of Sibanye Gold on 21 February 2013. He is currently an independent non-executive director and chairman of Grinding Media South Africa Proprietary Limited and Chairman of the Audit and Risk Committee of Foskor Proprietary Limited. He also serves as an independent non-executive director of Trollope Mining Services 6000 Proprietary Limited, Engen Limited and Coega Dairy Holdings Limited. He was previously CFO and Finance Director of PetroSA (SOC) Limited and Executive Manager: Finance at the Development Bank of Southern Africa. He has held various internal auditing positions at Eskom Holdings (SOC) Limited, Shell Company of South Africa Limited and Anglo American Corporation. He was also a non-executive board member of the Industrial Development Corporation, and previously chaired its Audit and Risk Committee and Governance and Ethics Committee. Keith Alfred Rayner (67) BCom, Rhodes University; CTA; CA (SA) Keith Rayner is a Sibanye-Stillwater independent non-executive director and was appointed on 24 February 2020 and to the predecessor Board of Sibanye Gold on 1 January 2013. Keith is CEO of KA Rayner Presentations CC, an advisory and presentation corporation specialising in corporate finance and regulatory advice. He is an independent non-executive director of Telkom SA SOC Limited. He is a non-executive director of Nexus Intertrade Proprietary Limited, Sabi Gold Proprietary Limited (dormant), Keidav Properties Proprietary Limited (dormant) and Appropriate Process Technologies Proprietary Limited. He is a member of the JSE Limited’s Issuer Regulation Advisory Committee and is a member of the Investment Analysts Society. He was previously a director of Afristrat Investment Holdings Limited and 2 Quins Engineered Business Information Proprietary Limited. In compliance with the Sarbanes-Oxley Act, the Board has identified Keith Rayner as the Audit Committee’s financial expert.

43 Susan Comber van der Merwe (69) BA, University of Cape Town Susan (Sue) van der Merwe is a Sibanye-Stillwater independent non-executive director and was appointed on 24  February  2020 and to the predecessor Board of Sibanye Gold on 21 February 2013. She served as a member of Parliament for 18 years until October 2013, and held various positions, including Deputy Minister of Foreign Affairs from 2004 to 2010 and previously served as a trustee and Chair of the Kay Mason Foundation, which is a non-profit organisation assisting disadvantaged scholars in Cape Town. She has participated in various civil society organisations and since 2014, has been a member of the National Council of the South African Institute of International Affairs, a non-governmental research institute focused on South Africa’s and Africa’s international relations. Jeremiah Skhulumi Vilakazi (63) BA, University of South Africa; MA, Thames Valley University; MA, University of London; MBA, California Coast University Jeremiah (Jerry) Vilakazi is a Sibanye-Stillwater independent non-executive director and was appointed on 24 February 2020 and to the predecessor Board of Sibanye Gold on 1 January 2013. Jerry was recently appointed Adjunct Professor by Unisa in the Department of Business Management. He is currently a non- executive director of Blue Label Telecoms Limited, Cell C Limited and Palama Industrial Proprietary Limited. He previously held the position of Chairman of Netcare Limited and directorships of Pretoria Portland Cement Company Limited, Goliath Gold Limited, SANPARKS and Computershare Limited. He is a past CEO of Business Unity South Africa NPC and Managing Director of the Black Management Forum NPC. He has served on the King Committee on Corporate Governance charged with reforming corporate governance in South Africa for an extended period of close to a decade. Jerry served as Chief Director of the Department of Home Affairs prior to being appointed Public Service Commissioner in 1999 and later serving on the National Planning Commission and the Presidential Broad-based Black Economic Empowerment Advisory Council. He has also served as Chairman of the Mpumalanga Economic Growth Agency, Mpumalanga Gambling Board and of the State Information Technology Agency (SOC) Proprietary Limited. Sindiswa Victoria Zilwa (56) BCompt (Hons), University of South Africa; CTA; CA (SA); CD(SA); Advanced Taxation Certificate, University of South Africa; Advanced Diploma in Financial Planning, University of the Free State; Advanced Diploma in Banking, University of Johannesburg; Harvard VPAL Cybersecurity Certificate Programme: Managing Risk in the Information Age, Harvard University Sindiswa (Sindi) Zilwa is a Sibanye-Stillwater independent non-executive director and was appointed on 1 January 2021. A chartered accountant by profession, Sindi is an expert in the areas of accounting, auditing, governance, transformation and business management. Sindi is also a chartered director (SA) and has vast experience as a director in the public and private sectors, currently serving as a non-executive director of Cell C Limited, Delta Property Fund Limited, Gijima Group Limited Mercedes-Benz South Africa Limited, Metrofile Limited, and Tourvest Group Proprietary Limited. She is an author of “The ACE Model-Winning Formula for Audit Committees”, formerly used by the Institute of Directors to train audit committee members in South Africa, and the author of “Creating Board and Committee Effectiveness”. She is a member of the South African Institute of Chartered Accountants and Institute of Directors. Sindi was the co-founder and retired Chief Executive Officer of Nkonki Incorporated, having held the position from 1993 to 2016. Her other former non-executive directorships over the past five years included AngloGold Ashanti Limited (AngloGold), Aspen Pharmacare Holdings Limited, Consol Holdings Proprietary Limited, Consol Glass Proprietary Limited, Discovery Limited, Massmart Limited and Redefine Properties Limited. In 2023, Sindi completed a cybersecurity certificate programme at Harvard University online, entitled Cybersecurity: Managing Risk in the Information Age 2023- 09-06 which she has passed with 82%. 44 Philippe François Marie-Joseph Boisseau (62) MSc (Theoretical Physics), Ecole Polytechnique Philippe was the former CEO of Compañía Española de Petróleos, S.A. (CEPSA), a Spanish multinational oil and gas, chemicals, and renewable energy business, from 2019 to 2021. He also acted as Senior Advisor to the CEO and the board of CEPSA in 2022. Before joining CEPSA, he was a senior advisor to Carlyle International Energy Partners. Previously, he worked at Total Energies SA (Total) for over two decades. His career at Total spans oil, gas and power value chains and all geographies. Distinctively well-rounded, he has headed up refining and upstream businesses, has been responsible for Total’s business in the Middle East and the Gas and Power global Division. He was instrumental in establishing and leading Total’s New Energies division from 2007 to 2016. With a very large international experience, including expatriations in the US and Argentina, Philippe was a member of Total’s Executive Committee for 5 years, leading the Retail and Marketing and the New Energies Global Divisions. His functional experience encompasses a broad spectrum, from operations, sales and marketing to building partnerships, mergers and acquisitions, restructuring, integrating, developing and investing in major projects. He is a global energy leader with a profound strategic and operational understanding of technology, markets, investors, consumers and regulations. Philippe is a non-executive director of Centrica plc and serves as a member of their Audit and Risk Committee, Nominations Committee and Safety, Environment and Sustainability Committee. He was a board member at I-Pulse Inc. from 2017 to 2021. He served as a senior advisor to Sibanye-Stillwater in 2023 to refine the Company’s strategic approach towards prioritising metals and energy investments. His advisory role with Sibanye-Stillwater ended before his appointment to the Board. C-SUITE MANAGEMENT Richard Andrew Stewart (48) Chief Regional Officer: Southern Africa BSc (Hons), PhD (Geology), University of the Witwatersrand; MBA, Warwick Business School (UK); PrSciNat Richard Stewart has held the position of Chief Regional Officer: Southern Africa from 31 May 2022, subsequent to being the Group Chief Operating Officer (COO) from 1 December 2020. Prior to being COO, Richard was the Executive Vice President: Business Development at Sibanye-Stillwater. Richard has more than 24 years’ experience in South Africa’s geological and mining industries and is a Fellow of the Geological Society of South Africa and a Registered Natural Scientist. He joined the Group in 2014 and has contributed significantly to a successful and value-accretive acquisition and growth strategy. Prior to joining Sibanye-Stillwater, he served on the Gold One Executive Committee from 2009, where his last appointment was Executive Vice President: Technical Services. Prior to this Richard served as CEO of Goliath Gold Limited, held management positions at the Council for Scientific and Industrial Research (CSIR) Mining Technology division, Dunrose Trading 186 Proprietary Limited trading as Shango Solutions and Uranium One, and was an investment consultant for African Global Capital Proprietary Limited. Robert van Niekerk (59) Chief Technical and Innovation Officer National Higher Diploma (Metalliferous Mining), Technikon Witwatersrand; BSc (Mining Engineering), University of the Witwatersrand; South African Mine Manager’s Certificate of Competency Robert van Niekerk was appointed as Chief Technical and Innovation Officer for the Group from 31 May 2022 expanding his previous role as Chief Technical Officer. Previously he served as the Executive Vice President: Group Technical Services (from April 2020), Executive Vice President: SA PGM operations (from July 2017 to April 2020), Divisional CEO: Platinum and Executive Vice President: Organisational Effectiveness. Prior to joining Sibanye-Stillwater (in February 2013), he was the Senior Vice President and Group Technical Head of Mining at Gold Fields. He previously occupied several senior operational and executive management positions at Harmony, Anglo American Platinum Limited, Uranium One and Gold One. Robert began his mining career in 1982 as a Learner Official and progressed through the ranks at a number of underground and surface mining operations locally and outside of South Africa. 45 Themba George Nkosi (51) Chief People and Culture Officer BA Hons (Employment Relations), University of Johannesburg; BTech (Human Resources), Peninsula Technikon; Human Resources Executive Programme, University of Michigan; Business Sustainability Management course, University of Cambridge (Institute for Sustainability Leadership) Themba Nkosi is the Chief People and Culture Officer at Sibanye-Stillwater from October 2023, transitioning from being the Chief Sustainability Officer of the Group since May 2022 when his role broadened from being Chief Social Performance Officer with a primary focus on South Africa to Group leadership for ESG and sustainability as part of the C-Suite. Themba joined the Group in July 2016 as Executive Vice President: Human Capital for the Group and has more than 27 years’ experience across various industries in human resources, corporate affairs, communication, stakeholder management, ESG and sustainability. Prior to joining Sibanye-Stillwater, he was Head: Human Resources, Transformation and Corporate Communications at ArcelorMittal South Africa Limited (ArcelorMittal) from June 2009. He previously occupied several senior management positions at ArcelorMittal and Human Resources Director for sub-Saharan Africa at the PepsiCo Incorporated. Mika Seitovirta (62) Chief Regional Officer: Europe MSc (Econ), University of Vaasa, Finland Mika Seitovirta was appointed Chief Regional Officer: Europe on 14 December 2021. Mika has gained extensive international experience through his senior leadership roles in global companies across a wide range of industries. He has previously served as CEO of Outokumpu Oyj and Glaston Corporation, as Managing Director of Hartwall Oyj/Scottish & Newcastle PLC and as Executive Chairman of Ferrovan Oy. In addition to his current roles as Executive Chairman of Keliber Oy, and Chairman of Metroauto Oy and K. Hartwall Oy Ab, Mika has also served as a Senior Advisor and Executive Coach for the Boston Consulting Group Inc. Mika’s significant experience in the European automobile industry, including various positions held for more than a decade at Volvo and in the European ferroalloys industry, proves invaluable to the growth of Sibanye-Stillwater’s battery metals business in Europe. Lerato Legong (45) Chief Legal Officer LLB, University of Pretoria Lerato Legong is the Chief Legal Officer of Sibanye-Stillwater. He has over 21 years’ experience and has served both in South African and international private practice and as in-house counsel in the mining industry. Prior to joining Sibanye-Stillwater on 16 March 2020, he held management positions at South32 Limited and served as head of legal at the Minerals Council South Africa. He has also held legal positions at Mintails Limited, Anglo Operations Limited and Sasol Oil Proprietary Limited. Laurent Charbonnier (49) Chief Commercial and Development Officer École Centrale Paris, Institut d’Etudes Politiques de Paris Laurent Charbonnier is the Chief Commercial and Development Officer at Sibanye-Stillwater. He has over 20 years’ experience in investment banking and was appointed on 16 November 2020. Prior to joining Sibanye- Stillwater, Laurent worked at UBS Group AG, Credit Suisse Group and HSBC Bank, where he was Managing Director and Global Head for Metals and Mining. Laurent has been involved in numerous large merger and acquisitions, initial public offerings, rights issues, bonds and other structured financings for the metals and mining sector. In particular, he was the lead advisor to Sibanye-Stillwater on the acquisitions and related financings (bridge financing, rights issue and bonds) of Aquarius, Rustenburg, Stillwater and Lonmin. 46 Charles Carter (61) Chief Regional Officer: Americas BA (Hons), University of Cape Town; D.Phil, Oxford University Charles Carter joined the Group on 1 June 2022 as Chief Regional Officer: Americas. He has held executive roles in gold exploration, mining and refining in South Africa, Colombia and the United States during a 25 year career at AngloGold prior to joining Sibanye-Stillwater. He is a past chairman of the Denver Gold Group Inc. and has been a director of Rand Refinery Proprietary Limited. Executive accountabilities at AngloGold included Group Strategy, Corporate Finance and Business Development, Investor Relations and Communications, Global HR, and executive lead for the Colombia business. Charles began his career at Anglo American Corporation and has also worked for RFC Corporate Finance Limited. In addition to his graduate studies, he has also completed management development programmes at the Colorado School of Mines, Kellogg School of Management at Northwestern University and Harvard University. Melanie Naidoo-Vermaak (49) Chief Sustainability Officer BSc, BSc (Hons), University of KwaZulu-Natal; MSc (Sustainable Development), University of Johannesburg; MBA, University of Southern Queensland Melanie Naidoo-Vermaak was appointed as the Chief Sustainability Officer on 1 January 2024. Her expertise in sustainable development has been built over 20 years in the private mining and public sectors in South Africa as well as in international environmental management exposure gained in the United Kingdom, Australia, Papua New Guinea, Fiji and Africa. Before joining Sibanye-Stillwater, she worked at leading international mining companies, including Harmony, De Beers Consolidated Mines Limited, BHP Billiton Limited and Anglo American PLC. Melanie is a member of the Minerals Council South Africa’s environmental policy committee. Melanie held various directorships in her capacity as Senior Executive and Prescribed Officer at Harmony. These included Chemwes Proprietary Limited, Covalent Water Company Proprietary Limited, First Uranium Proprietary Limited, Nuclear Fuels Association of South Africa Proprietary Limited, Tswelopele Beneficiation Operation Proprietary Limited, Platistone Kalgold Proprietary Limited, Golden Core Trade and Invest Proprietary Limited, Harmony Moab Khotsong Operations Proprietary Limited, Mine Waste Solutions Proprietary Limited, Margaret Water Company Non-Profit Company, Virginia Jewellery School Non-Profit Company, Virginia Sports Academy Non-Profit Company, Harmony Community Trust, Harmony Environmental Trust, Harmony Social Trust and Wonderfontein Trust.

47 Sibanye Stillwater Limited (Incorporated in the Republic of South Africa) Trading as Sibanye-Stillwater (Registration No. 2014/243852/06) Share code: ISIN – ZAE000259701) (“Sibanye-Stillwater”, or “the Company”, or “the Group”) NOTICE OF GENERAL MEETING All terms defined in the Circular to which this Notice of General Meeting is attached shall bear the same meanings herein. Notice is hereby given to Sibanye-Stillwater Shareholders that a General Meeting of the Sibanye-Stillwater Shareholders will be held entirely via electronic communication at 11:00 or 15 minutes after the conclusion of the Annual General Meeting (whichever is later) on Tuesday, 28 May 2024, to consider and, if deemed fit, pass, with or without amendment, the Ordinary Resolution set out hereunder, in the manner required by the Act, and the JSE Listings Requirements, and other stock exchanges on which Sibanye-Stillwater Shares are listed. As required in terms of section 63(1) of the Act, meeting participants (including proxies) will be required to present reasonably satisfactory identification and the chairman of the meeting must be reasonably satisfied that the right of that person to participate and vote, either as a shareholder or as a proxy for a shareholder, has been reasonably verified. RECORD DATES, PROXIES AND VOTING In terms of section 59(1)(a) and (b) of the Act (and to the extent relevant, the JSE Listings Requirements), the Board has set the record dates for the purposes of determining which Sibanye-Stillwater Shareholders are entitled to: • receive notice of the General Meeting (being the date on which a Sibanye-Stillwater Shareholder must be registered in the Register in order to receive notice of the General Meeting), which date is Friday, 19 April 2024; and • participate in and vote at the General Meeting (being the date on which a Sibanye-Stillwater Shareholder must be registered in the Register in order to participate in and vote at the General Meeting), which date is Friday, 17 May 2024. Sibanye-Stillwater Shareholders who have Certificated Shares or who have Dematerialised their Shares with “own name” registration, and who are entitled to attend, participate in and vote at the General Meeting, are entitled to appoint a proxy to attend, speak and vote in their stead. A proxy need not be a Sibanye-Stillwater Shareholder and shall be entitled to vote on a poll. It is requested that Proxy Forms be forwarded so as to reach the Transfer Secretaries in South Africa by email at proxy@computershare.co.za by no later than 11:00 on Friday, 24 May 2024. If Sibanye-Stillwater Shareholders who have Certificated Shares or who have Dematerialised their Shares with “own name” registration, and who are entitled to attend, participate in and vote at the General Meeting do not deliver Proxy Forms (green) to the Transfer Secretaries in South Africa by the time stipulated above, such Sibanye-Stillwater Shareholders will nevertheless be entitled to lodge the Proxy Form (green) in respect of the General Meeting at any time before such Shareholder’s rights are exercised at the General Meeting, in accordance with the instructions therein. Sibanye-Stillwater Shareholders who have Dematerialised their Shares, other than those Sibanye-Stillwater Shareholders who have Dematerialised their Shares with “own name” registration, should contact their CSDP or broker in the manner and within the time stipulated in the Custody Agreement entered into between them and their CSDP or broker: 48 • to furnish them with their voting instructions; or • in the event that they wish to attend the General Meeting, to obtain the necessary letter of representation to do so. Every Sibanye-Stillwater Shareholder present or represented by proxy and entitled to vote shall be able to vote on a poll. Every Sibanye-Stillwater Shareholder present or represented by proxy and entitled to vote, shall be entitled to cast one vote per Sibanye-Stillwater Share held. ELECTRONIC PARTICIPATION In compliance with the provisions of the Companies Act and the MOI, Sibanye-Stillwater will offer to Sibanye- Stillwater Shareholders (or a representative or proxy for a Sibanye-Stillwater Shareholder) access through electronic facilities to participate in the General Meeting by means of conference call facilities. This can be accessed online using the latest version of Chrome, Safari, Edge or Firefox on your PC, laptop, tablet or smartphone. The electronic meeting facilities arranged will permit all participants to communicate concurrently, without an intermediary, and to participate reasonably effectively in the General Meeting. Once the General Meeting has commenced, participants will be able to vote via the voting link provided. Electronic voting will, therefore, be the only method available for Sibanye-Stillwater Shareholders or proxies for Sibanye-Stillwater Shareholders, to vote at the General Meeting. Sibanye-Stillwater Shareholders or their proxies who wish to participate in and/or vote at the General Meeting are required to: • complete the Electronic Participation Application Form attached hereto and to email same to the Transfer Secretaries at proxy@computershare.co.za as soon as possible, but ideally by no later than 11:00 on Friday, 24 May 2024, or alternatively register on www.smartagm.co.za as soon as possible, but in any event by no later than 11:00 on Friday, 24 May 2024 (“Electronic Participation Compliance”); • visit https://smartagm.co.za; • select the Sibanye-Stillwater Limited logo; • select REGISTER; and • complete the registration process. The Transfer Secretaries will assist Sibanye-Stillwater Shareholders or their proxies with the requirements for electronic participation in and/or voting at the General Meeting. The Transfer Secretaries will verify the details and will reply via email. Sibanye-Stillwater Shareholders and their proxies are advised to check their spam folder too. Sibanye-Stillwater Shareholders or their proxies will have the opportunity to ask text and live/verbal questions at the General Meeting. See the prescribed procedures set forth in the Circular in terms of the “Participation in the General Meeting” section. In order to comply with the verification procedure set out in section 63(1) of the Act, Sibanye-Stillwater Shareholders or their proxies wishing to participate in and/or vote at the General Meeting are required to effect Electronic Participation Compliance as detailed above. This will include providing one of the following forms of identification as applicable: • Sibanye-Stillwater Shareholders or their proxies who are natural persons, a valid identity document, driver’s licence or passport; • Sibanye-Stillwater Shareholders or their proxies who are juristic persons, a copy of a resolution passed by the company/trust which resolution must set out the identity of the natural person who is authorised to represent the Shareholder at the General Meeting and a copy of the valid identity document, driver’s licence or passport of the natural person so authorised; or • Dematerialised Sibanye-Stillwater Shareholders without “own name” registration, a copy of the letter of representation which shall contain the identity number of the beneficial owner of the Sibanye-Stillwater Shares and a valid identity document, driver’s licence or passport. Any Sibanye-Stillwater Shareholder or proxy that does not send an Electronic Notice and effect Electronic Participation Compliance by 11:00 on Friday, 24 May 2024, may still participate at the General Meeting and may email that Electronic Notice and effect Electronic Participation Compliance at any time before such Shareholder’s rights are exercised at the General Meeting. However, for the purpose of effective administration, Sibanye-Stillwater Shareholders and their proxies are strongly urged to send the Electronic Notice and effect 49 Electronic Participation Compliance by 11:00  on Friday, 24  May  2024. An active internet connection is required to participate in and/or vote at the General Meeting, including submission of questions and viewing the General Meeting proceedings. It is the responsibility of each Sibanye-Stillwater Shareholder or their proxy participating at the General Meeting to ensure that (i) they remain connected for the duration of the General Meeting; (ii) they have the latest internet browser installed; and (iii) their device is up to date with the latest software release. Sibanye-Stillwater Shareholders or their proxies participating at the General Meeting are liable for their own network charges in relation to electronic participation in and/or voting at the General Meeting. Any such charges will not be for the account of Sibanye-Stillwater or the Transfer Secretaries. Neither Sibanye-Stillwater nor the Transfer Secretaries can be held accountable under any applicable law, regulation or otherwise, for any loss, liability, cost, expense, damage, penalty or claim arising in any way from using the electronic participation facilities including, without limitation, any malfunctioning or other failure in the case of loss of network connectivity or other network failure due to insufficient airtime, internet connectivity, internet bandwidth and/or power outages which prevents any such Sibanye-Stillwater Shareholder from participating in and/or voting at the General Meeting whether or not as a result of any act or omission on the part of Sibanye-Stillwater, the Transfer Secretaries or anyone else. ORDINARY RESOLUTION NUMBER 1 Granting of authority for the Specific Issue upon conversion of the Convertible Bonds 1. As required by clause 8 of the MOI, the Shares in the authorised but unissued stated capital of the Company be and are hereby placed under the control of the Directors, with specific authority to allot and issue such number of Shares which the Company is required by the Terms and Conditions to issue to those Bondholders who exercise their rights to convert their Convertible Bonds into Shares, and the Board be and is hereby authorised to take all the steps and actions that may be required to allot and issue those Shares to those Bondholders in accordance with the Terms and Conditions. 2. The number of Shares that may be allotted and issued to Bondholders who have exercised their rights to convert Convertible Bonds to Shares will be determined in accordance with the Terms and Conditions, and, unless adjusted pursuant to the Terms and Conditions, the Convertible Bonds will be convertible into Shares at the Initial Conversion Price of USD 1.3367 per Share, provided that the number of Shares that may be issued in terms of this Ordinary Resolution Number 1 is limited to 524 000 000 Shares. Reason for Ordinary Resolution Number 1: The reason for proposing the above Ordinary Resolution Number 1 is to seek a specific authority and approval from the Shareholders for the Directors to allot and issue up to a maximum of 524 000 000 Shares in the authorised but unissued share capital of the Company, to the Bondholders who have exercised their rights under the Terms and Conditions to convert their Convertible Bonds into Shares. The adoption of this Ordinary Resolution Number 1 will grant the Directors the aforesaid authority for the Specific Issue to those Bondholders who have exercised their rights to convert their Convertible Bonds into Shares in accordance with the Terms and Conditions. Percentage of voting rights required The percentage of voting rights that is required for Shareholders to pass this Ordinary Resolution Number 1 is a 75% (seventy five per cent) majority of the votes cast in favour of the resolution by all the disinterested Shareholders present in person or represented by proxy at the General Meeting at which Ordinary Resolution Number 1 will be proposed. At the Record Date, Shareholders who are also Bondholders are interested parties and shall not be permitted to vote. By order of the Directors L Matlosa Company Secretary Johannesburg 26 April 2024 50 PRINTED BY INCE (PTY) LTD REF. JOB028181

Sibanye Stillwater Limited (Incorporated in the Republic of South Africa) Trading as Sibanye-Stillwater (Registration No. 2014/243852/06) Share code: ISIN – ZAE000259701) (“Sibanye-Stillwater”, or “the Company”, or “the Group”) PROXY FORM FOR USE BY CERTIFICATED SIBANYE-STILLWATER SHAREHOLDERS AND OWN-NAME DEMATERIALISED SIBANYE-STILLWATER SHAREHOLDERS AT THE GENERAL MEETING OF SIBANYE-STILLWATER TO BE HELD AT ENTIRELY VIA ELECTRONIC COMMUNICATION AT 11:00 OR 15 MINUTES AFTER THE CONCLUSION OF THE ANNUAL GENERAL MEETING (WHICHEVER IS LATER) ON TUESDAY, 28 MAY 2024 Certificated Sibanye-Stillwater Shareholders and Dematerialised Sibanye-Stillwater Shareholders with “own-name” registration, and who are entitled to attend and vote at the General Meeting, are entitled to appoint one or more proxies to attend, speak and vote in their stead. A proxy need not be a Sibanye-Stillwater Shareholder and shall be entitled to vote on a poll. Sibanye-Stillwater Shareholders who have Dematerialised their Sibanye-Stillwater Shares, other than own-name Dematerialised Sibanye-Stillwater Shareholders, with a Central Securities Depository Participant (CSDP) or broker should advise their CSDP or broker as to what action they wish to take. This must be done in terms of the agreement entered into between them and their CSDP or broker. Sibanye-Stillwater Shareholders, other than own-name Dematerialised Sibanye- Stillwater Shareholders, who have Dematerialised their Sibanye-Stillwater Shares must not return this Proxy Form to the Transfer Secretaries or deliver it to the chairman of the General Meeting. Their instructions must be sent to their CSDP or broker for action. I/We (Full name in block letters) ______________________________________________________________________________ of (address) _______________________________________________________________________________________________ ___________________________________________________________________________________________________________ Telephone number _________________________________________________________________________________________ Cell phone number _________________________________________________________________________________________ E-mail address _____________________________________________________________________________________________ being the holder/s of Shares in the issued share capital of the Company hereby appoint: 1. or failing him/her 2. or failing him/her 3. the chairman of the General Meeting. As my/our proxy to attend, speak on my/our behalf at the General Meeting to be held entirely via electronic communication at 11:00 or 15 minutes after the conclusion of the Annual General Meeting (whichever is later) on Tuesday, 28 May 2024 and at any adjournment thereof, and to vote or to abstain from voting on my/our behalf on the Ordinary Resolution to be proposed at the General Meeting as follows: For Against Abstain Ordinary Resolution 1 – Granting of authority for the Specific Issue Every person entitled to vote who is present at the General Meeting or its proxy shall be entitled to one vote for each Sibanye-Stillwater Share such person holds or represents. A proxy may not delegate his/her authority to act on his/her behalf to another person (see note 11). This Proxy Form will lapse and cease to be of force and effect immediately after the General Meeting of the Company and any adjournment(s) thereof, unless it is revoked earlier (as to which see notes 16 and 17). Signed at _______________________________ on________________________________________________ 2024 Name in block letters _______________________________________________________________________________________ Signature _________________________________________________________________________________________________ Assisted by me (where applicable) ___________________________________________________________________________ This Proxy Form is not for use by holders of American Depositary Receipts issued by the Bank of New York Mellon. Please read the notes and instructions below. Summary of Sibanye-Stillwater Shareholders’ rights in respect of proxy appointments as set out in sections 56 and 58 of the Companies Act and notes to the Proxy Form: 1. Section 56 of the Companies Act grants voting rights to holders of beneficial interest in certain circumstances, namely if the beneficial interest includes the right to vote on the matter, and the person’s name is on the Company’s register of disclosures as the holder of a beneficial interest. A person who has a beneficial interest in any securities that are entitled to be voted on by him/her, may demand a proxy appointment from the registered holder of those securities, to the extent of that person’s beneficial interest, by delivering such a demand to the registered holder, in writing, or as required by the applicable requirements of a central securities depository. 2. A proxy appointment must be in writing, dated and signed by the person appointing the proxy. 3. Forms of proxy must be delivered to the Company before a proxy may exercise any voting rights at a general meeting. In respect of the General Meeting this must be done by completing the Electronic Participation Application Form attached hereto and emailing same to the Transfer Secretaries at proxy@computershare.co.za as soon as possible, but ideally by no later than 11:00 on Friday, 24 May 2024, or alternatively register on www.smartagm.co.za as soon as possible, but in any event by no later than 11:00 on Friday, 24 May 2024 (“Electronic Participation Compliance”). The Transfer Secretaries will assist Sibanye-Stillwater Shareholders or their proxies with the requirements for electronic participation in and/or voting at the General Meeting. Any Sibanye-Stillwater Shareholder or proxy that does not send an Electronic Notice and effect Electronic Participation Compliance by 11:00 on Friday, 24 May 2024, may still participate at the General Meeting and may email that Electronic Notice and effect Electronic Participation Compliance at any time before such Shareholder’s rights are exercised at the General Meeting. However, for the purpose of effective administration, Sibanye-Stillwater Shareholders and their proxies are strongly urged to send the Electronic Notice and effect Electronic Participation Compliance by 11:00 on Friday, 24 May 2024 as you must be verified and registered before the commencement of the General Meeting in order for you to participate and/or vote electronically at the General Meeting. 4. Forms can be posted or hand delivered. 5. Each person entitled to exercise any voting rights at the General Meeting may appoint a proxy or proxies to attend, speak, vote or abstain from voting in place of that holder. 6. A person entitled to vote may insert the name of a proxy or the name of an alternative proxy of the holder’s choice in the space provided, with or without deleting the name of the chairman of the General Meeting as default proxy. Any such deletion must be initialled. The person whose name stands first on the Proxy Form and who is present at the General Meeting shall be entitled to act as proxy to the exclusion of the person whose name follows as an alternative. In the event that no names are indicated, the proxy shall be exercised by the chairman of the General Meeting. 7. An “X” in the appropriate box indicates that all your voting rights are exercisable by that holder. If no instructions are provided in the Proxy Form, in accordance with the above, then the proxy shall be entitled to vote or abstain from voting at the General Meeting, as the proxy deems fit in respect of all your voting rights exercisable thereat, but if the proxy is the chairman of the General Meeting, failure to provide instructions to the proxy in accordance with the above will be deemed to authorise the proxy to vote only in favour of the resolution. 8. You or your proxy are not obliged to exercise all your voting rights exercisable, but the total of the voting rights cast by you or on your behalf may not exceed the total of the voting rights exercisable by you. 9. Your authorisation to the proxy, including the chairman of the General Meeting, to vote on your behalf, shall be deemed to include the authority to vote on procedural matters at the General Meeting. 10. The completion and lodging of this Proxy Form will not preclude you from attending the General Meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, in which case the appointment of any proxy will be suspended to the extent that you choose to act in person in the exercise of your speaking and voting rights at the General Meeting. 11. The Company’s MOI does not permit delegation by a proxy. 12. Documentary evidence establishing the authority of a person attending the General Meeting on your behalf in a representative capacity or signing this Proxy Form in a representative capacity must be attached to this form. 13. The Company will accept an original and valid identity document, driver’s license or passport as satisfactory identification. 14. Any insertions, deletions or alterations to this form must be initialled by the signatory(ies). 15. The appointment of a proxy is revocable unless you expressly state otherwise in the Proxy Form. 16. You may revoke the proxy appointment by: (i) cancelling it in writing, or making a later, inconsistent appointment of a proxy; and (ii) emailing a copy of the revocation instrument to the Transfer Secretaries at proxy@computershare.co.za as soon as possible, to be received before the replacement proxy exercises any of your rights at the General Meeting. 17. The revocation of a proxy appointment constitutes a complete and final cancellation of the proxy’s authority to act on your behalf at the later of (i) the date stated in the revocation instrument, if any; and (ii) the date on which the revocation instrument is delivered as required in paragraph 16. 18. If this Proxy Form has been delivered to the Company in accordance with paragraph 3 then, as long as that appointment remains in effect, any notice that is required by the Companies Act or the Company’s MOI to be delivered by the Company to the holder of the voting rights must be delivered by the Company to: (a) the holder; or (b) the proxy, if the holder has: (i) directed the Company to do so, in writing; and (ii) has paid any reasonable fee charged by the Company for doing so. 19. In terms of section 56 of the Companies Act, the registered holder of any Sibanye-Stillwater Shares in which any person has a beneficial interest, must deliver to each such person a notice of any meeting of the Company at which those Sibanye-Stillwater Shares may be voted on, within two Business Days after receiving such a notice from the Company. 53 Sibanye Stillwater Limited (Incorporated in the Republic of South Africa) Trading as Sibanye-Stillwater (Registration No. 2014/243852/06) Share code: ISIN – ZAE000259701) (“Sibanye-Stillwater”, or “the Company”, or “the Group”) ELECTRONIC PARTICIPATION APPLICATION FORM Electronic participation in the Sibanye-Stillwater Virtual General Meeting to be held on at 11:00  or 15 minutes after the conclusion of the Annual General Meeting (whichever is later) on Tuesday, 28 May 2024 • Sibanye-Stillwater shareholders (Shareholders) or their proxies who wish to participate in and vote at the General Meeting (“Participants”), are required to complete this Electronic Participation Application Form and email same to the Transfer Secretaries at proxy@computershare.co.za as soon as possible, but ideally by no later than 11:00 on Friday, 24 May 2024, or alternatively register on www.smartgagm.co.za as soon as possible, but in any event by no later than 11:00 on Friday, 24 May 2024. • Shareholders who have Dematerialised their Sibanye-Stillwater Shares (or the relevant holder of voting rights as contemplated in section 57(1) of the Companies Act), other than those Dematerialised Shareholders with “own-name” registration, should contact their Central Securities Depository Participant (CSDP) or broker in the manner and time stipulated in their Custody Agreement with their CSDP or broker to furnish them (or the relevant holder of voting rights) with their voting instructions and in the event that they wish to participate in the General Meeting, to obtain the necessary letter of representation to do so. These instructions must be provided to the CSDP or broker in accordance with the Custody Agreement between you and your CSDP or broker. If your CSDP or broker does not obtain voting instructions from you or your proxy, they will vote in accordance with the instructions contained in the Custody Agreement. • Participants will be able to vote during the General Meeting through an electronic participation platform. Such Participants, should they wish to have their vote(s) counted at the General Meeting, must provide the Transfer Secretaries with the information requested below. • Each Shareholder or their proxy, who has complied with the requirements below, will be contacted by the Transfer Secretaries via email/mobile with a unique link to allow them to participate in the electronic General Meeting. • The cost of the Participant’s phone call or data usage will be at his/her own expense and will be billed separately by his/her own telephone service provider. • The Participant’s unique access credentials will be forwarded to the email/cell number provided below. 54 APPLICATION FORM Name and surname of Shareholder Name and surname of Shareholder representative ID number of Shareholder or representative Email address Mobile number Telephone number Name of CSDP or broker (if Sibanye-Stillwater shares are held in dematerialised format) SCA number/Broker account number or own name account number Number of Sibanye-Stillwater shares Signature Date By signing this form, I agree and consent to the processing of my personal information above for the purpose of participation in the General Meeting. TERMS AND CONDITIONS FOR PARTICIPATION AT THE SIBANYE-STILLWATER GENERAL MEETING TO BE HELD ENTIRELY VIA ELECTRONIC COMMUNICATION AT 11:00  OR 15 MINUTES AFTER THE CONCLUSION OF THE ANNUAL GENERAL MEETING (WHICHEVER IS LATER) ON TUESDAY, 28 MAY 2024 • The cost of dialling in using a telecommunication line/webcast/web-streaming to participate in the General Meeting is for the expense of the Participant and will be billed separately by the Participant’s own telephone service provider. • The Participant acknowledges that the telecommunication lines/webcast/web-streaming are provided by a third party and indemnifies Sibanye-Stillwater, the Transfer Secretaries, the JSE and/or third party service providers against any loss, injury, damage, penalty or claim arising in any way from the use or possession of the telecommunication lines/webcast/web-streaming, whether or not the problem is caused by any act or omission on the part of the Participant or anyone else. In particular, but not exclusively, the Participant acknowledges that he/she will have no claim against Sibanye-Stillwater, the Transfer Secretaries, the JSE and/or third party service providers, whether for consequential damages or otherwise, arising from the use of the telecommunication lines/ webcast/webstreaming or any defect in it or from total or partial failure of the telecommunication lines/webcast/web-streaming and connections linking the telecommunication lines/webcast/web-streaming to the General Meeting. • Participants will be able to vote during the General Meeting through an electronic participation platform. Such Participants, should they wish to have their vote(s) counted at the General Meeting, must act in accordance with the requirements set out above. • Once the Participant has received the link, the onus to safeguard this information remains with the Participant. The Shareholder hereby indemnifies Sibanye-Stillwater from any claims or losses that may arise as a result of the Participant failing to safeguard the link and/or permitting any unauthorised person to access the General Meeting and/or vote at the General Meeting utilising such link. • The application will only be deemed successful if this application form has been fully completed and signed by the Participant and delivered or e-mailed to the Transfer Secretaries at proxy@computershare.co.za. Shareholder Name: Signature: Date:

55 Important: You are required to attach a copy of the following documents when submitting the application: • Participants who are natural persons, a valid identity document, driver’s licence or passport; • Participants who are juristic persons, a copy of a resolution passed by the company/trust which resolution must set out the identity of the natural person who is authorised to represent the Shareholder at the General Meeting and a copy of the valid identity document, driver’s licence or passport of the natural person so authorised; and • Dematerialised Sibanye-Stillwater Shareholders without “own name” registration, a copy of the letter of representation which shall contain the identity number of the beneficial owner of the Sibanye-Stillwater Shares and a valid identity document, driver’s licence or passport. TRANSFER SECRETARIES OFFICES South Africa Computershare Investor Services Proprietary Limited Rosebank Towers 15 Biermann Avenue Rosebank Johannesburg, 2196 Private Bag X9000 Saxonwold Johannesburg, Gauteng, 2132 Tel: +27 11 370 5000 Fax: +27 11 688 5248 56